SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

3Q16 Results

Copel records EBITDA of R$427.7 million in the 3Q16

	3Q16	2Q16	3Q15	Var.%	9M16	9M15	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenues (R$ million)	2,907.2	3,694.6	3,245.2	(10.4)	9,675.4	11,391.1	(15.1)
Operating Income (R$ million)	35.8	1,496.2	113.7	(68.5)	1,723.5	1,278.2	34.8
Net Income (R$ million)	(75.1)	996.6	91.4	-	1,057.6	863.4	22.5
Earnings per share (R$)	(0.32)	3.63	0.32	-	3.80	2.91	30.4
EBITDA (R$ million)	427.7	1,542.1	299.2	42.9	2,498.1	1,627.3	53.5
Return on Shareholders' Equity (annualized)¹	-	30.3%	2.7%	-	9.8%	8.5%	15.1
Energy Supply (GWh)	6,253	6,753	6,807	(8.1)	19,901	20,995	(5.2)
Capex² (R$ million)	911.1	935.2	534.8	70.4	2,728.4	1,586.4	72.0
EBITDA Margin	14.7%	41.7%	9.2%	59.6	25.8%	14.3%	80.7
Operating Margin	1.2%	40.5%	3.5%	(64.8)	17.8%	11.2%	58.7
Net Margin	-	27.0%	2.8%	-	10.9%	7.6%	44.2
¹ Calculated according to the initial shareholders' equity for the year.
² Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Sep-16	Jun-16	Mar-16	Dec-15	Sep-15
Power Purchase Average Rate - Copel Dis ¹	159.79	157.74	152.05	187.06	183.18
Retail Average Rate - Copel Dis²	379.04	433.87	433.82	433.91	433.92
Sales to Distributors Average Rate - Copel GeT³	185.79	176.93	170.92	154.59	158.10

Indicators	Sep-16	Jun-16	Mar-16	Dec-15	Sep-15
Equity (R$ Thousand)	15,609,198	15,683,988	14,710,154	14,584,478	14,262,309
Net debt (R$ Thousand)[4]	8,320,840	7,558,902	7,424,710	7,065,159	6,877,225
Book Value per Share (R$)	57.04	57.31	53.75	53.30	52.12
Net debt/ Shareholders' Net Equity	56.1%	48.9%	53.2%	53.2%	49.7%
Current Liquidity	1.1	1.0	1.2	1.4	1.7
¹ Considers PIS/COFINS.
² Does not consider tariff flags. ICMS net.
³ Included Guarantees and Endorsements. ICMS net.
[4] Included Guarantees and Endorsements.

CPLE3 | R$21.15 CPLE6 | R$33.63	ELP | US$ 10.37 XCOP | € 9.45	Market value | R$7.4 bi * Quotes 09.30.2016

Earnings Release 3Q16

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	7
2.1 Operating Revenues	7
2.2 Operating Costs and Expenses	8
2.3 Equity in the Earnings of Subsidiaries	9
2.4 EBITDA	10
2.5 Financial Result	11
2.6 Consolidated Net Income	11
2.7 Consolidated Income Statement	12
3. Main Account and Changes Balance Sheet	12
3.1 Main Accounts	12
3.2 Balance Sheet – Assets	14
3.3 Debt	15
3.4 Balance Sheet – Liabilities	18
4. Performance of the Main Companies	18
4.1 Copel Geração e Transmissão	18
4.2 Copel Distribuição	20
4.3 Copel Telecomunicações	21
4.4 UEG Araucária	22
4.5 Accounting Information	22
5. Investment Program	23
6. Power Market and Tariffs	24
6.1 Captive Market – Copel Distribuição	24
6.2 Grid Market (TUSD)	24
6.3 Electricity Sales	24
6.4 Total Energy Sold	25
6.5 Energy Flow	26
6.6 Tariffs	28
7. Capital Market	29
7.1 Capital Stock	29
7.2 Stock Performance	30
7.3 Dividends and Interest on Own Capital	31
8. Operating Performance	32
8.1 Power Generation	32
8.2 Transmission	36
8.3 Distribution	37
8.4 Telecommunications	39
8.5 Equity Interests	40
8.6 New Projects	40
9. Other Information	43
9.1 Human Resources	43
9.2 Main Operational Indicators	44
9.3 Conference Call 3Q16 Results	45
Exhibit I – Consolidated Cash Flow Statement	46
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	47
Exhibit III – Financial Statements by Company	50

subject to rounding.

Earnings Release 3Q16

1. Main Events in the Period

Copel’s EBITDA came to R$427.7 million in 3Q16, 42.9% higher than the R$299.2 million recorded in 3Q15. This performance was positively impacted by: (a) Copel Distribuição’s result, due to the 4th Tariff Review Cycle, (b) Copel GeT’s strategy to allocate energy to the short-term market, and (c) the 17.0% growth in equity in earnings of subsidiaries the results of investees, due to the startup of new transmission assets. The result presented was partially offset by: (a) the negative impact of R$206.4 million referring to the cash flow remeasurement of assets related to RBSE, (b) the non-activation of the Araucária TPP, and (c) the 9% decline in captive market consumption, primarily due to the migration of customers to the free market.

Copel presented a loss of R$75.1 million in 3Q16, versus net income of R$91.4 million in 3Q15. This result was impacted by higher financial expenses, due to the increase in debt charges as a result of the higher balance of financing and debentures and the R$121.9 million provision for the non-realization of deferred income tax and social contribution on sectorial financial assets and liabilities.

Copel Distribuição’s results

Copel Distribuição recorded a loss of R$126.6 million and positive EBITDA of R$88.1 million in 3Q16. This result was impacted by the downturn in the energy market in the period, which led to a R$55.4 million revenue reduction as a result of lower revenue recovery related to coverage of manageable costs (Portion B); the R$31.2 million allowance for doubtful accounts, R$19.3 million higher than the tariff coverage for the period; and the R$121.9 million provision for the non-realization of deferred income tax and social contribution on sectorial financial assets and liabilities

Remeasurement of the transmission asset related to the Existing System Basic Network (RBSE)

On June 30, 2016, based on the information available in Ordinance 120/2016, of April 22, 2016, in the Tariff Adjustment Procedure (PRORET), and on the Company’s best estimate at the moment, the Company recorded R$1,355.1 million in accounts receivables related the concession, with an impact of R$977.8 million on operating revenue.

Based on Aneel’s inspection notes, Copel GeT remeasured the cash flow related to RBSE, which resulted in a reduction of R$206.4 million on the asset balance, and the new balance now totals R$1,148.7 million.

The Company is preparing its appeal, which will be filed within the legal term granted by said agency. For further details, see item 3.1.

subject to rounding.

Earnings Release 3Q16

Tapajós Hydroelectric Complex

In 3Q16, a total of R$14.5 million was provisioned as impairment losses, referring to the Tapajós Consortium. The amount reflects all the investments made and arises from the Board of Directors’ decision to remove Copel GeT from the Consortium. For further details, see item 8.6.

Litigation – Ivaí Engenharia de Obras S.A.

In October 2016, the Company’s Board of Directors approved a settlement agreement proposed by Ivaí Engenharia de Obras S.A. to the Company, referring to the ongoing administrative discussions and litigation between Companhia Paranaense de Energia, Copel Geração e Transmissão S.A. and Ivaí Engenharia de Obras S.A., whose object is the recognition of the right to economic and financial rebalancing and the respective amounts involved, arising from the contract entered into with Copel Geração e Transmissão S.A. related to the execution of works of the Derivação do Rio Jordão SHP in the 1990s.

In accordance with Note 29 to the Quarterly Information (ITR) of June 30, 2016, the Company recorded R$658.2 million as possible loss and R$148.6 million was provisioned as probable loss, the latter being the basis for said agreement. Consequently, the amounts mentioned above are no longer recorded in provisions for litigation.

On September 30, 2016, the agreement totaled R$152.3 million and is recorded in the Company’s liabilities under “other accounts payables”, which will be paid in fifteen monthly and consecutive installments adjusted by 50% of the monthly IPCA consumer price index (IPCA) disclosed until the maturity date of each installment.

Global Sustainability Index - MSCI

For the third consecutive year, Copel was part of the Morgan Stanley Capital International (MSCI) sustainability index, the global leader in the compilation of benchmark financial indexes for investors. The index evaluates the sustainability performance of publicly-held companies in the social, environmental and governance spheres, identifying situations that may have an impact on their image, and grading them from 0 to 10. Copel obtained the maximum grade in 27 of the 28 analyzed indicators, which include the control of its carbon emissions and the disclosure of administrative and financial management information. In its evaluation, MSCI emphasized the broad participation of renewable sources in Copel’s power plants, its waste management practices and the transparency provided to administrative and financial information. The study and the certification were entirely carried out by means of documents and data available on the Company’s website.

Copel Distribuição is elected the best distributor in Latin America

On August 29, Copel Distribuição was elected the best power distributor in Latin America for the fourth time in the past six years. The announcement was made during the international seminar promoted by the Regional Energy Integration Commission (CIER), in Asunción, Paraguay. Copel was also recognized by its clients as a benchmark for honesty, working conditions and transporting energy to the regions it serves.

subject to rounding.

Earnings Release 3Q16

Issue of R$500.0 million in debentures – Copel Distribuição

On November 04, Copel Distribuição completed its 2nd issue of simple, non-convertible debentures, for public distribution with restricted placement efforts, under CVM Instruction 476/2009, in the total amount of R$500.0 million.

Fifty thousand debentures were issued with a nominal unit value of R$10,000, a three-year term and amortization in the 2nd and 3rd years. The debentures will bear interest corresponding to 124.0% of the average daily rates of one-day Interbank Deposits (DI). The funds raised will be used to pay the amortization of the subsidiary’s 1st debenture issue.

Fitch Confirms Copel’s National Rating – ‘AA+(bra)’

On August 18, Fitch Ratings confirmed the National Long-Term Rating of ‘AA+(bra)’ to Copel and its wholly-owned subsidiaries, Copel Geração e Transmissão and Copel Telecomunicações. The corporate rating outlook, which was Stable until now, was revised to Negative. The maintenance of the credit rating remains supported by the Company’s solid financial profile on consolidated basis, benefitting from its hefty operating cash generation, conservative capital structure and strong liquidity position.

Additionally, on October 24, 2016, Fitch Rating assigned the same National Long-Term Rating of ‘AA+(bra)’ with a negative outlook to Copel Distribuição and its proposal for 2nd debenture issue, balanced with the credit risk of the Copel Group.

Copel Telecom wins the 2016 Telecom Yearbook Award

Copel Telecom won the 2016 Telecom Yearbook award, granted by Fórum Editorial, in São Paulo. The Company stood out in the category Convergent Services and was among the ten most profitable telecom companies in 2015. The profitability index on Copel Telecom’s sales was 20.1% in 2015, mainly due to the increase in internet service supply to the residential and SME segment.

Progress of works – Cutia Wind Farm Complex

The Cutia Wind Farm Complex, under construction in Rio Grande do Norte, is starting to take shape with the arrival of equipment to be used in its first wind turbines and the operational startup of the Tower Production Center, which will build the 149 towers that will support said equipment. The towers, made of reinforced concrete, will be 120 meters high and production should last 18 months. The first of the three transformers to be installed in the substation is already being tested. The Cutia complex is divided into thirteen wind farms, which started being built this year. Part of the project should be concluded by 2017. For further details, see item 8.1.

subject to rounding.

Earnings Release 3Q16

2016 Transparency Award

On October 20, 2016, Copel Distribuição received the Transparency Award granted by the National Association of Finance, Administration and Accounting Executives (ANEFAC). After 14 years, Copel is back to the ranking that recognizes the quality and transparency of financial information disclosed to the market and was the only state-owned company among the five electricity sector firms awarded in the 20th edition. During the 20 years of the Transparency Award, Copel received the prize in the 1998, 1999, 2000, 2001 and 2002 editions, and has now rejoined the ranking of the most transparent companies of the market.

Operating license – SPC Guaraciaba

On 30 August, 2016, was granted the Operation License for SPC Guaraciaba Transmissora de Energia (49% Copel GeT and 51% State Grid), allowing its commercial operation. The transmission line adds R$48.7 million to APR Copel GeT.

subject to rounding.

Earnings Release 3Q16

2. Financial Performance

2.1 Operating Revenues

Net operating revenue came to R$2,907.2 million in 3Q16, 10.4% down on 3Q15, chiefly due to the 24.0% decrease in the “electricity sales to final customers” account, as a result of the 9.0% decline in Copel Distribuição’s captive market in 3Q16 plus the average reduction of 12.87% in the tariff as of June 24, 2016.

Changes in revenue were also impacted by: (a) the negative R$206.4 million in the “use of the main distribution and transmission grid” line, due to the remeasurement of the financial asset related to RBSE; (b) the 8.9% decline in “eletricity sales to distributors”, due to lower revenue in the spot market, as a result of the non-activation of the Araucária TPP in 3Q16 and the lower spot price (PLD) in the period (R$112.05/MWh in 3Q16 versus R$192.70/MWh in 3Q15), and (c) the 15.6% decrease in distribution of piped gas revenue, as a result of the non-activation of the Araucária TPP and the reduced consumption of natural gas, mainly in the industrial and co-generation sectors, partially offset by the increase in gas prices.  The following variations are also worth mentioning:

(i) the positive R$64.4 million in result of sectorial financial assets and liabilities recorded in 3Q16 versus the negative R$59.7 million recorded in 3Q15;

(ii) the 15.7% increase in “revenues from telecommunications”, due to the expansion of the service to new customers; and

(iii) the 63.0% increase in “other operating revenues”, primarily due to revenue from leases and rentals, provision of maintenance and operation services, and fines paid by captive customers who migrated to the free market.

							R$ '000
Income Statement	3Q16	2Q16	3Q15	Var.%	9M16	9M15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity sales to final customers	1,071,298	1,480,362	1,409,586	(24.0)	4,130,974	4,158,744	(0.7)
Electricity sales to distributors	684,013	628,945	751,190	(8.9)	1,994,964	3,085,816	(35.4)
Use of the main distribution and transmission grid	503,403	1,791,328	641,614	(21.5)	3,148,948	1,717,351	83.4)
Construction revenue	362,220	301,292	282,484	28.2	934,665	823,678	13.5)
Revenues from telecommunications	63,359	61,493	54,778	15.7	187,349	153,683	21.9)
Distribution of piped gas	118,835	126,976	140,843	(15.6)	369,003	401,520	(8.1)
Result of sectorial financial assets and liabilities	64,355	(727,285)	(59,678)	-	(1,190,132)	979,343	(221.5)
Other operating revenues	39,713	31,445	24,371	63.0	99,619	70,993	40.3
Net Operating Revenue	2,907,196	3,694,556	3,245,188	(10.4	9,675,390	11,391,128	(15.1)

Copel’s year-to-date net operating revenue fell by 15.1% when compared to the same period of last year, mainly due the reduction in the “eletricity sales to distributors”, due the lower volume of energy sold by the Araucária TPP, and the amortization of the balance of sectorial financial assets and liabilities due to the recovery, through tariffs, of the 2013 and 2014 tariff deferral.

subject to rounding.

Earnings Release 3Q16

2.2 Operating Costs and Expenses

In 3Q16, operating costs and expenses totaled R$2,728.1 million, 14.3% down on the same period in 2015, chiefly due to: (a) the 18.9% decrease in “electricity purchased for resale”,  chiefly due to the reduction in Itaipu energy tariffs (US$25.78/kWh in 2016 versus US$38.07/ kWh in 2015), and lower PLD in the period (R$112.05/MWh in 3Q16 versus R$192.70/MWh in 3Q15), and (b) the 78.4% reduction in costs with natural gas and supplies for the gas business, due to the non-activation of the Araucária TPP in the period.

							R$'000
Electricity Purchased for Resale	3Q16	2Q16	3Q15	Var.%	9M16	9M15	Var. %
	(1)	(2)	(3)	(1/3)	(4))	(5)	(4/5)
CCEAR (Auction)	830,208	728,066	821,588	1.0	2,370,744	2,990,471	(20.7)
Itaipu Binacional	260,139	276,950	491,764	(47.1)	838,673	1,218,837	(31.2)
CCEE	126,169	87,890	213,530	(40.9)	347,122	1,060,134	(67.3)
Proinfa	61,173	60,628	44,410	37.7	182,374	133,660	36.4
Bilateral	5,261	4,213	3,786	39.0	13,691	26,688	(48.7)
(-) PIS/Pasep and Cofins	(109,217)	(103,974)	(127,189	(14.1)	(325,227)	(414,531)	(21.5)
TOTAL	1,173,733	1,053,773	1,447,889	(18.9)	3,427,377	5,015,259	(31.7)

It is also worth highlighting:

(i) the R$108.2 million in provisions and reversals, of which consisting of R$49.2 million for administrative and labor litigations, R$33.7 million for allowance doubtful accounts, R$14.5 million for the Tapajós Consortium, R$9.0 million for expropriation and right-of-way and R$1.7 million for regulatory, tax, environmental and other litigations;

(ii) the 12.7% upturn in “personnel and management”, chiefly due to the wage increase as of October 2015 and the R$8.6 million in provision for the voluntary termination and retirement of 54 employees and Voluntary Redundancy Program  (PDI);

(iii) the 5.9% reduction in “charges of the main distribution and transmission grid”, due to lower costs with reserve energy charges (ERR), partially offset by the increase in system service charges (ESS);

							R$000
Charges of the main distribution and transmission grid	3Q16	2Q16	3Q15	Var.%	9M16	9M15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
System usage charges	158,444	152,480	147,350	7.5	461,653	459,578	0.5
Itaipu transportation charges	17,390	18,037	21,498	(19.1)	59,158	61,451	(3.7)
Charge reserve energy - EER	9,447	39,459	31,561	(70.1)	66,592	31,561	111.0
System Service Charges - ESS	40,701	25,488	31,961	27.3	159,606	121,215	31.7
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(22,104)	(22,469)	(15,611)	41.6	(65,455)	(50,338)	30.0
TOTAL	203,878	212,995	216,759	(5.9)	681,554	623,467	9.3

(iv) increase of 9.5% in "third party services" as a result of the adjustment of agreements for the inflation;

(v) the 15.7% decline in “other operating costs and expenses”, mainly reflecting lower costs with asset decommissioning and disposals, due to the “comparison base effect” due to non-recurring events in 3Q15 and the recovery of costs and expenses related to coal and energy bills, partially offset by higher costs with financial compensation for the use of water resources, as a result of the increased production of hydroelectric power in the period;

subject to rounding.

Earnings Release 3Q16

							R$ '000
Operating Costs and Expenses	3Q16	2Q16	3Q15	Var.%	9M16	9M15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity purchased for resale	1,173,733	1,053,773	1,447,889	(18.9)	3,427,377	5,015,259	(31.7)
Charge of the main distribution and transmission grid	203,878	212,995	216,759	(5.9)	681,554	623,467	9.3
Personnel and management	286,010	285,372	253,890	12.7	846,513	747,660	13.2
Pension and healthcare plans	66,335	62,520	62,711	5.8	192,363	188,609	2.0
Materials and supplies	19,454	20,329	19,573	(0.6)	63,098	57,799	9.2
Materials and supplies for power eletricity	6,365	7,718	54,966	(88.4)	24,577	188,020	(86.9)
Natural gas and supplies for the gas business	64,471	85,114	298,099	(78.4)	264,236	1,054,077	(74.9)
Third-party services	136,200	136,067	124,373	9.5	402,557	357,964	12.5
Depreciation and amortization	179,361	173,711	178,245	0.6	532,108	503,355	5.7
Provisions and reversals	108,151	(64,245)	93,447	15.7	164,967	497,139	(66.8)
Construction cost	373,521	294,639	302,261	23.6	927,025	864,340	7.3
Other cost and expenses	110,586	114,942	131,150	(15.7)	356,848	320,418	11.4
TOTAL	2,728,065	2,382,935	3,183,363	(14.3)	7,883,223	10,418,107	(24.3)

In the nine first months of 2016, operating costs and expenses totaled R$7,883.2 million, 24.3% lower than the same period last year, primarily due to: (a) lower costs with energy purchase, due to the termination of existing energy agreements, the higher volume of the quotas agreement and the reduction in Itaipu’s energy tariff, (b) the decrease in the costs with the purchase of natural gas and raw materials for energy production, reflecting the lower volume of energy dispatched by the Araucária TPP, and (c) the lower balance of provisions, due to the recognition of R$267.1 million in reversals in 9M16.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and is presented in the table below.

							'000
Company	3Q16	2Q16	3Q15	Var. %	9M16	9M15	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Joint Ventures	56,388	35,129	47,511	18.7	123,125	114,570	7.5
Dominó Holdings S.A.	6,938	11,354	6,038	14.9	26,984	17,220	56.7
Voltalia São Miguel do Gostoso I Participações S.A.	377	2,218	(2,449)	-	3,174	(3,988)	-
Paraná Gás Exploração e Produção S.A.	(11)	(5)	-	-	(37)	-	-
Costa Oeste Transmissora de Energia S.A.	3,144	1,822	1,334	135.7	6,879	4,861	41.5
Marumbi Transmissora de Energia S.A.	10,119	1,870	3,387	198.8	16,621	10,141	63.9
Transmissora Sul Brasileira de Energia S.A.	901	485	780	15.5	1,276	1,421	(10.2)
Caiuá Transmissora de Energia S.A.	6,500	1,028	6,144	5.8	8,149	7,330	11.2
Integração Maranhense Transmissora de Energia S.A.	12,990	2,192	11,034	17.7	15,473	12,128	27.6
Matrinchã Transmissora de Energia (TP NORTE) S.A.	10,122	11,876	13,571	(25.4)	32,414	38,752	(16.4)
Guaraciaba Transmissora de Energia (TP SUL) S.A.	1,423	161	2,756	(48.4)	4,519	16,917	(73.3)
Paranaíba Transmissora de Energia S.A.	3,233	2,843	3,952	(18.2)	8,795	8,670	1.4
Mata de Santa Genebra Transmissão S.A.	(947)	(707)	688	-	(4,188)	740	-
Cantareira Transmissora de Energia S.A.	1,599	(8)	276	479.3	3,066	378	711.1
Associates	12,771	21,686	11,581	10.3	50,743	36,331	39.7
Cia. de Saneamento do Paraná - Sanepar	8,842	16,567	7,777	13.7	36,520	23,591	54.8
Dona Francisca Energética S.A.	1,355	2,014	1,497	(9.5)	6,025	5,740	5.0
Foz do Chopim Energética Ltda.	2,571	3,105	2,879	(10.7)	8,475	7,636	11.0
Carbocampel S.A.	(2)	(3)	(2)	-	(6)	(2)	200.0
Copel Amec S/C Ltda.	5	3	-	-	12	6	100.0
Escoelectric Ltda.	-	-	29	-	(283)	(41)	590.2
Dois Saltos Ltda.	-	-	(599)	-	-	(599)	-
TOTAL	69,159	56,815	59,092	17.0	173,868	150,901	15.2

subject to rounding.

Earnings Release 3Q16

2.4 EBITDA

Earnings before interest, taxes, depreciation and amortization amounted to R$427.7 million in 3Q16, 42.9% higher than the R$299.2 million reported in the same period in 2015, chiefly due to Copel Distribuição’s 4th Tariff Review Cycle and the strategy adopted by Copel GeT to allocate energy to the short-term market, aligned to the lower exposure to GSF in the period. This result was partially offset by: (a) the 9.0% decline in Copel Distribuição’s captive market, (b) the lower volume of energy sold in the short-term market, due to the non-activation of the Araucária TPP in 3Q16, and (c) the remeasurement of RBSE’s indemnification, which had a negative impact of R$206.4 million in revenue from use of the main distribution and transmission grid.

In the first nine months of 2016, EBITDA amounted to R$2,498.1 million, 53.5% up to the R$1,627.3 million recorded in the same period in 2015.

Excluding the non-recurring effects of the period, adjusted EBITDA would have been R$708.8 million in 3Q16, 92.7% up on the same period in 2015. The following table shows the items considered in the calculation of adjusted EBITDA.

						R$ million
Adjusted EBITDA	3Q16	3Q15	Var.%	9M16	9M15	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
EBITDA	427.7	299.2	42.9	2,498.1	1,627.3	53.5
(-) RBSE Remeasurement	206.4	-	-	(771.3)	-	-
(-) Reversal of provision for litigation	-	-	-	(193.4)	-	-
(+) Revenue frustation (Copel Dis)	55.4	-	-	137.5	42.0	-
+/(-) Additional allowance for loan losses (Copel Dis)	19.3	24.1	(19.9)	86.2	37.9	127.4
+/(-) IRT 2015 result	-	-	-	-	(108.3)	-
+/(-) Amortization 7/30 days IRT 2015	-	-	-	15.1	(23.5)	-
+/(-) IRT 2016 result	-	-	-	77.8	-	-
+/(-) DIC/FIC	-	(2.5)	-	-	(10.1)	-
(+) Provisions for litigation	-	-	-	44.0	46.4	(5.2)
(+) sanitation materials and turning off assets	-	11.0	-	6.5	11.0	-
(+) Effective rate differential of PIS/Cofins no lugar de sanitation materials and turning off assets	-	36.0	-	-	-	36.0
Adjusted EBITDA	708.8	367.8	92.7	1,900.6	1,622.7	17.1

subject to rounding.

Earnings Release 3Q16

2.5 Financial Result

In 3Q16, financial income totaled R$164.0 million, 25.5% lower than in the same period of 2015, due to the lower monetary restatement of accounts receivable related to the concession, reflecting the extension of Copel Distribuição’s concession agreement and lower income and monetary variation on CRC transfer, due to the lower IGP-DI rate in the period (0.07% in 3Q16 versus 2.42% in 3Q15). This result was partially offset by the 38.5% increase in late payment charges on electricity bills.

Financial expenses totaled R$376.5 million in 3Q16, 65.5% up on 3Q15, primarily due to the increase in debt charges, mainly arising from the higher balance of financing and debentures.

Thus, the financial result was a negative R$212.5 million in 3Q16 versus a negative R$7.3 million recorded in the same period in 2015.

							R$'000
	3Q16	2Q16	3Q15	Var.%	9M16	9M15	Var.%
	(1)	(2)	(3)	(1/3)	(4	(5)	(4/5)
Financial Revenues	164,008	446,220	220,215	(25.5)	824,197	748,726	10.1
Income and monetary variation on CRC transfer	27,549	63,019	52,462	(47.5)	148,036	151,428	(2.2)
Income from investments held for trading	49,902	47,996	44,878	11.2	139,843	101,903	37.2
Monetary restatement on indemnifiable assets - concession	6,916	113,478	42,868	(83.9)	129,311	135,956	(4.9)
Late fees on electricity bills	61,402	57,860	44,318	38.5	177,975	117,636	51.3
Monetary restatement on interest on indemnified assets - compensation of the concession	-	-	6,988	-	-	96,900	-
Income from financial investments available for sale	3,645	3,553	3,938	(7.4)	10,297	12,657	(18.6)
Monetary restatement and adjustment to present value of accounts payable related to concession	37	237	250	(85.2)	1,115	1,637	(31.9)
Income from sectorial assets and liabilities	-	10,830	11,667	-	27,733	89,809	(69.1)
Exchange variation About Purchase Itaipu Electric Power	5,694	13,285	-	-	36,284	-	-
Other financial revenues	8,863	135,962	12,846	(31.0)	153,603	40,800	276.5
Financial Expenses	(376,480)	(318,472)	(227,476)	65.5	(1,066,782)	(594,473)	79.5
Monetary variation, foreign exchange and debt service charges	(288,445)	(248,162)	(177,271)	62.7	(785,652)	(447,644)	75.5
Monetary variation and adjustment to present value of accounts payable related to concession	(15,983)	(21,9160)	(21,806)	(26.7)	(73,634)	(68,748)	7.1
Exchange variation About Purchase Itaipu Electric Power	(1,129)	(46)	-	-	(11,708)	-	-
Income from sectorial assets and liabilities	2,144	(18,700)	-	-	(18,204)	-	-
Interest on R&D and PEE	(10,994)	(10,372)	(9,477)	16.0	(30,968)	(24,647)	25.6
Accounts receivable tied to the concession fair value's update	(5,235)	-	-	-	(5,235)	-	-
Other financial expenses	(56,838)	(19,276)	(18,922)	200.4	(141,381)	(53,434)	164.6
Financial income (expenses)	(212,472)	127,748	(7,261)	2,826.2	(242,585)	154,253	-

In the first nine months of 2016, the financial result was a negative R$242.6 million, versus a positive R$154.3 million in the same period of 2015 and mainly reflects increased debt charges due to the higher balance of financing and debentures.

2.6 Consolidated Net Income

In 3Q16, Copel posted loss of R$75.1 million, compared net income of R$ 91.4 million in the same period of 2015, while in the first nine months of 2016, this figure came to R$1,057.6 million, 22.5% higher than the R$863.4 million recorded in the same period of 2015.

subject to rounding.

Earnings Release 3Q16

2.7 Consolidated Income Statement

							R$'000
Income Statement	3Q16	2Q16	3Q15	Var.%	9M16	9M15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	2,907,196	3,694,556	3,245,188	(10.4)	9,675,390	11,391,128	(15.1)
Electricity sales to final customers	1,071,298	1,480,362	1,409,586	(24.0)	4,130,974	4,158,744	(0.7)
Electricity sales to distributors	684,013	628,945	751,190	(8.9)	1,994,964	3,085,816	(35.4)
Use of the main distribution and transmission grid	503,403	1,791,328	641,614	(21.5)	3,148,948	1,717,351	83.4
Construction revenue	362,220	301,292	282,484	28.2	934,665	823,678	13.5
Revenues from telecommunications	63,359	61,493	54,778	15.7	187,349	153,683	21.9
Distribution of piped gas	118,835	126,976	140,843	(15.6)	369,003	401,520	(8.1)
Result of Sectorial financial assets and liabilities	64,355	(727,285)	(59,678)	-	(1,190,132)	979,343	-
Other operating revenues	39,713	31,445	24,371	63.0	99,619	70,993	40.3
OPERATING COSTS AND EXPENSES	(2,728,065)	(2,382,935)	(3,183,363)	(14.3)	(7,883,223)	(10,418,107)	(24.3)
Electricity purchased for resale	(1,173,733)	(1,053,773)	(1,447,889)	(18.9)	(3,427,377)	(5,015,259)	(31.7)
Charge of the main distribution and transmission grid	(203,878)	(212,995)	(216,759)	(5.9)	(681,554)	(623,467)	9.3
Personnel and management	(286,010)	(285,372)	(253,890)	12.7	(846,513)	(747,660)	13.2
Pension and healthcare plans	(66,335)	(62,520)	(62,711)	5.8	(192,363)	(188,609)	2.0
Materials and supplies	(19,454)	(20,329)	(19,573)	(0.6)	(63,098)	(57,799)	9.2
Materials and supplies for power eletricity	(6,365)	(7,718)	(54,966)	(88.4)	(24,577)	(188,020)	(86.9)
Natural gas and supplies for the gas business	(64,471)	(85,114)	(298,099)	(78.4)	(264,236)	(1,054,077)	(74.9)
Third-party services	(136,200)	(136,067)	(124,373)	9.5	(402,557)	(357,964)	12.5
Depreciation and amortization	(179,361)	(173,711)	(178,245)	0.6	(532,108)	(503,355)	5.7
Provisions and reversals	(108,151)	64,245	(93,447)	15.7	(164,967)	(497,139)	(66.8)
Construction cost	(373,521)	(294,639)	(302,261)	23.6	(927,025)	(864,340)	7.3
Other cost and expenses	(110,586)	(114,942)	(131,150)	(15.7)	(356,848)	(320,418)	11.4
EQUITY IN EARNINGS OF SUBSIDIARIES	69,159	56,815	59,092	17.0	173,868	150,901	15.2
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	248,290	1,368,436	120,917	105.3	1,966,035	1,123,922	74.9
FINANCIAL RESULTS	(212,472)	127,748	(7,261)	-	(242,585)	154,253	-
Financial income	164,008	446,220	220,215	(25.5)	824,197	748,726	10.1
Financial expenses	(376,480)	(318,472)	(227,476)	65.5	(1,066,782)	(594,473)	79.5
OPERATIONAL EXPENSES/ INCOME	35,818	1,496,184	113,656	(68.5)	1,723,450	1,278,175	34.8
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(110,872)	(499,606)	(22,223)	398.9	(665,837)	(414,736)	60.5
Income tax and social contribution on profit	(60,509)	(225,977)	(101,481)	(40.4)	(639,637)	(571,855)	11.9
Deferred income tax and social contribution on profit	(50,363)	(273,629)	79,258	-	(26,200)	157,119	-
NET INCOME (LOSS)	(75,054)	996,578	91,433	-	1,057,613	863,439	22.5
Attributed to controlling shareholders	(87,116)	992,959	87,609	-	1,039,349	796,916	30.4
Attributed to non-controlling interest	12,062	3,619	3,824	215.4	18,264	66,523	(72.5)
EBITDA	427,651	1,542,147	299,162	42.9	2,498,143	1,627,277	53.5

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2015 are described below. Additional information can be found in the Notes to our Quarterly Financial Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On September 30, 2016, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,944.2 million, 1.7% lower than the R$1,978.1 million recorded on December 2015. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of the period variation in the Interbank Deposit Certificate (CDI) rate.

subject to rounding.

Earnings Release 3Q16

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025.

In June 2016 the Company's Board of Directors approved the Novation of the CRC Adjustment Agreement between Copel and the Government of the State of Paraná. The 5th addendum term grants, in the period from April to December 2016, a total grace period for payments and, from January to December 2017, without any real loss of the total amount of the agreement, maintaining its net present value. The other clauses in the agreement will be maintained. The current CRC balance is R$1,476.6 million.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On September 30, 2016, the Company had a balance of R$358.6 million of sector financial liabilities. More detail in our Quarterly Financial Information (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission and distribution activities. The amounts refer to (a) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$588.7 million), (b) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs and/or APR until the expiration of the concession (R$1,862.5 million) and (c) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other  transmission facilities - RPC, as a result of the recognition of the effects of Ordinance 120 of the Ministry of Mines and Energy (R$1,086.9 million). On September 30, 2016, the balance of this account stood at R$3,538.1 million. For further information, please refer to notes 10 of our Quarterly Financial Information.

Accounts Receivable related to the Concession Indemnification

This account refers to the residual value of the generation assets whose concession expired in 2015 (Rio dos Patos HPP, GPS HPP and Mourão I HPP). On September 30, 2016, the amount registered in this account was R$59.3 million. More details in Notes 11 to our Quarterly Financial Information.

subject to rounding.

Earnings Release 3Q16

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up 23.6% until September 30, 2016, due to equity in the earnings of subsidiaries and capital contributions recorded in the period. “Property, plant and equipment” increased 5.5%, due to the startup of new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” grew 4.5%, reflecting period investments in new assets.

3.2 Balance Sheet – Assets

					R$'000
Assets	Sep-16	Dec-15	Sep-15	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	4,881,893	6,933,397	6,720,226	(29.6)	(27.4)
Cash and cash equivalents	1,417,706	1,480,727	831,568	(4.3)	70.5
Bonds and securities	337,224	406,274	384,549	(17.0)	(12.3)
Collaterals and escrow accounts	1,672	2,000	1,809	(16.4)	(7.6)
Customers	2,298,685	3,032,827	2,980,017	(24.2)	(22.9)
Dividends receivable	27,796	40,345	24,687	(31.1)	12.6
CRC transferred to the State of Paraná	-	111,663	104,534	-	-
Net sectorial financial assets	-	910,759	1,236,253	-	-
Account receivable related to concession	17,585	9,162	8,351	91.9	110.6
Accounts receivable related to the concession compensation	-	-	130,243	-	-
Other current receivables	336,150	474,889	627,949	(29.2)	(46.5)
Inventories	138,964	131,018	135,951	6.1	2.2
Income tax and social contribution	139,808	194,244	168,976	(28.0)	(17.3)
Other current recoverable taxes	81,662	70,725	62,955	15.5	29.7
Prepaid expenses	41,126	49,282	22,384	(16.5)	83.7
Related parties	43,515	19,482	-	123.4	-
NON-CURRENT	25,615,690	22,014,260	21,694,098	16.4	18.1
Long Term Assets	7,276,307	4,951,792	9,460,136	46.9	(23.1)
Bonds and securities	189,241	91,117	100,435	107.7	88.4
Collaterals and escrow accounts	77,101	86,137	84,024	(10.5)	(8.2)
Customers	103,321	75,062	85,159	37.6	21.3
Net sectoral financial assets	1,476,618	1,271,579	1,257,061	16.1	17.5
CRC transferred to the State of Paraná	592,359	719,927	714,812	(17.7)	(17.1)
Judicial deposits	-	134,903	217,408	-	-
Account receivable related to concession	3,520,473	1,358,451	5,687,594	159.2	(38.1)
Accounts receivable related to the concession compensation	59,339	219,556	218,871	(73.0)	(72.9)
Other non-current receivables	43,708	31,614	35,353	38.3	23.6
Income tax and social contribution	165,671	94,686	92,074	75.0	79.9
Deferred income tax and social contribution	723,125	537,562	667,853	34.5	8.3
Other non-current recoverable taxes	128,318	112,902	121,788	13.7	5.4
Prepaid expenses	29,467	25,493	175	15.6	-
Related parties	167,566	192,803	177,529	(13.1)	(5.6)
Investments	2,750,672	2,224,710	2,050,406	23.6	34.2
Property, plant and equipment, net	9,169,506	8,692,682	8,699,629	5.5	5.4
Intangible assets	6,419,205	6,145,076	1,483,927	4.5	332.6
TOTAL	30,497,583	28,947,657	28,414,324	5.4	7.3

subject to rounding.

Earnings Release 3Q16

3.3 Debt

Gross Debt

Copel’s consolidated debt totaled R$8,761.4 million on September 30, 2016, 12.9% higher than the R$7,761.0 million recorded in 2015, due to the debenture issue of Copel GeT in the amount of R$1,000.0 million in July and the Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel wind farms, which are part of the Brisa Potiguar Wind Farm complex, in the amount of R$302.2 million, partially offset by amortizations and payments of charges in the period.

On September 30, 2016, Copel’s gross debt represented 56.1% of consolidated shareholders’ equity, which at the end of the period was R$15,609.2 million, equivalent to R$57.04 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

				R$'000
			Total	composition
				%
	Domestic Currency	Eletrobras - COPEL	52,936	0.6
		FINEP	23,408	0.3
		BNDES	1,650,223	18.8
		Banco do Brasil S/A and other	1,570,575	17.9
		Debentures and Promissory Notes	5,375,389	61.4
		Total	8,672,531	99.0
	Foreign Currency	National Treasury	88,839	1.0
		Total	88,839	1.0
TOTAL			8,761,370	100.0

Loans, financing and debentures maturities are presented below:

								R$'000
	Short Term	Long Term						Total
	Oct-16 - Sep-17	Oct-17 - Dec-17	2018	2019	2020	2021	From 2022
Domestic Currency	1,976,668	1,118,855	2,030,070	1,453,425	516,425	177,541	1,399,547	8,672,531
Foreign Currency	1,721	-	-	-	-	-	87,118	88,839
TOTAL	1,978,389	1,118,855	2,030,070	1,453,425	516,425	177,541	1,486,665	8,761,370

Endorsements and Guarantees

At the end of September 2016, the Company had R$1,503.6 million in guarantees and endorsements, as shown below.

					R$'000
Guarantees and Endorsements¹	Sep-16	Dec-15	Sep-15	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
Transmissora Sul Brasileira de Energia S.A.	67,190	67,559	67,650	(0.5)	(0.7)
Caiuá Transmissora de Energia S.A.	38,982	41,246	42,021	(5.5)	(7.2)
Integração Maranhense Transmissora de Energia S.A.	64,146	68,514	69,812	(6.4)	(8.1)
Matrinchã Transmissora de Energia (TP NORTE) S.A.	395,367	322,784	328,361	22.5	20.4
Guaraciaba Transmissora de Energia (TP SUL) S.A.	204,995	196,846	203,274	4.1	0.8
Costa Oeste Transmissora de Energia S.A.	15,894	16,859	17,190	(5.7)	(7.5)
Mata de Santa Genebra Transmissão S.A.	234,926	245,356	236,335	(4.3)	(0.6)
Paranaíba Transmissora de Energia S.A.	148,118	134,263	96,303	10.3	53.8
Marumbi Transmissora de Energia S.A.	39,549	42,143	43,000	(6.2)	(8.0)
Voltalia São Miguel do Gostoso I Participações S.A.	147,237	146,719	-	0.4	-
TOTAL	1,503,641	1,282,289	1,103,946	17.3	36.2
¹ Adjusted for Copel’s stake.

subject to rounding.

Earnings Release 3Q16

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

					R$'000
	2012	2013	2014	2015	9M16
Net Debt Total	1,014,402	2,544,509	5,517,138	7,065,159	8,320,840

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

						R$'000
	GeT	DIS	Telecom	Holding	Other	Total
Total debt	3,916,551	1,860,055	200,006	2,037,265	747,493	8,761,370
Endorsements and Guarantees	103,128	-	-	1,400,513	-	1,503,641
Availability	854,080	309,394	6,827	10,260	763,610	1,944,171
Net debt	3,165,599	1,550,661	193,179	3,427,518	(16,117	8,320,840

Accounts Payables related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

					R$'000
Mauá	Colíder	Baixo Iguaçu	SHP¹	Elejor	Total
16,222	22,720	6,151	2,093	516,812	563,998
¹Relative to SPP Cavernoso, Apucaraninha, Chopim I , Chaminé and Derivação do Rio Jordão.

subject to rounding.

Earnings Release 3Q16

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

					R$ '000
Probable Losses - Consolidated	Sep-16	Dec-15	Sep-15	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Tax	175,398	327,048	327,294	(46.4)	(46.4)
Labor suits	512,289	408,133	393,595	25.5	30.2
Employees and Benefits	76,360	104,480	104,671	(26.9)	(27.0)
Civil	540,891	598,637	841,048	(9.6)	(35.7)
Suppliers	-	-	34,950	-	-
Civil and administrative claims	368,053	325,217	301,554	13.2	22.1
Easements	96,287	62,869	43,791	53.2	119.9
Condemnations and property	70,449	196,895	444,904	(64.2)	(84.2)
Customers	6,102	13,656	15,849	(55.3)	(61.5)
Environmental claims	1,134	868	563	30.6	101.4
Regulatory	58,583	55,770	51,295	5.0	14.2
TOTAL	1,364,655	1,494,936	1,718,466	(8.7)	(20.6)

The lawsuits classified as possible losses, as estimated by the Company and its controlled companies at the end of 9M16, totaled R$2,614.5 million, 34.2% down on December 2015 (R$3,971.6 million), distributed in lawsuits of the following natures: tax (R$815.9 million); regulatory (R$717.7 million); civil (R$571.6 million); labor (R$458.3 million) and employee benefits (R$51.0 million).

subject to rounding.

Earnings Release 3Q16

3.4 Balance Sheet – Liabilities

					R$'000
Liabilities	Sep-16	Dec-15	Sep-15	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	4,632,126	4,789,118	4,046,369	(3.3)	14.5
Payroll, social charges and accruals	261,331	258,401	227,844	1.1	14.7
Suppliers	1,206,386	1,613,126	1,811,769	(25.2)	(33.4)
Income tax and social contribution payable	97,773	311,916	326,468	(68.7)	(70.1)
Other taxes due	211,305	340,948	244,124	(38.0)	(13.4)
Loans, financing and debentures	1,978,389	1,232,563	629,521	60.5	214.3
Minimum compulsory dividend payable	19,133	346,007	18,495	(94.5)	3.4
Post employment benefits	43,221	43,323	36,814	(0.2)	17.4
Customer charges due	144,357	277,458	394,930	(48.0)	(63.4)
Research and development and energy efficiency	159,552	167,881	158,050	(5.0)	1.0
Accounts Payable related to concession	62,033	61,786	55,196	0.4	12.4
Net sectorial financial liabilities	193,402	-	-	-	-
Other accounts payable	255,244	135,709	143,158	88.1	78.3
NON-CURRENT	10,256,259	9,574,061	10,105,646	7.1	1.5
Suppliers	5,923	5,923	14,249	-	(58.4)
Deferred income tax and social contribution	212,171	214	-	-	-
Other taxes due	237,529	257,273	256,226	(7.7)	(7.3)
Loans, financing and debentures	6,782,981	6,528,425	6,460,310	3.9	5.0
Post employment benefits	616,053	551,337	940,866	11.7	(34.5)
Research and development and energy efficiency	304,883	231,112	240,085	31.9	27.0
Accounts Payable related to concession	501,965	473,879	463,339	5.9	8.3
Net sectorial financial liabilities	165,205	-	-	-	-
Other accounts payable	64,894	30,962	12,105	109.6	-
Tax, social security, labor and civil provisions	1,364,655	1,494,936	1,718,466	(8.7)	(20.6)
EQUITY	15,609,198	14,584,478	14,262,309	7.0	9.4
Attributed to controlling shareholders	15,284,598	14,245,728	13,901,029	7.3	10.0
Share capital	6,910,000	6,910,000	6,910,000	-	-
Equity valuation adjustments	1,063,223	1,177,372	920,829	(9.7)	15.5
Legal reserves	744,784	744,784	685,147	-	8.7
Retained earnings	5,413,572	5,413,572	4,516,825	-	19.9
Accrued earnings	1,153,019	-	868,228	-	32.8
Attributable to non-controlling interest	324,600	338,750	361,280	(4.2)	(10.2)
TOTAL	30,497,583	28,947,657	28,414,324	5.4	7.3

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

In 3Q16, Copel GeT’s operating revenue came to R$554.4 million, 7.0% lower than the R$596.0 million recorded in the same period last year, primarily due to the negative impact of R$206.4 million, due to of the cash flow remeasurement of the amounts related to RBSE based on new Aneel’s inspection note, which showed an amount receivable lower than the amount estimated in 2Q16. This result was partially offset by its strategy to allocate energy in the short term (951 GWh in 3Q16 versus 139 GWh in 3Q15), the startup of new transmission assets and the APR readjustment in July 2016 related to the effective contracts.

subject to rounding.

Earnings Release 3Q16

Operating costs and expenses totaled R$460.5 million in 3Q16, 12.5% up on 3Q15, primarily due to: (a) the R$30.8 million in provisions and reversals, (b) the 23.6% increase in personnel and management costs, due to wage increase as of October 2015, the corporate reorganization in February 2016, and the provision of R$3.8 million related to the adhesion of 14 employees to the Voluntary Redundancy Program - PDI, and (c) the 23.8% growth in outsourced services, due to higher costs with maintenance of the electrical system. The increases were partially offset by reduced expenses with energy acquisition, due to lower energy exposed to GSF and lower PLD in the period (R$112.05/MWh in 3Q16 versus R$192.70/MWh in 3Q15).

The equity ernings of subsidiaries was R$53.7 million in 3Q16 versus R$57.8 million in the same period in 2015, mainly due to the negative result of the Araucária TPP (loss of R$23.0 million in 3Q16 versus R$23.1 million profit in 3Q15). In 3Q16, Copel GeT posted net income of R$44.9 million and EBITDA of R$216.5 million.

Main Indicators	3Q16	2Q16	3Q15	Var.%	9M16	9M15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	554.4	1,753.1	596.0	(7.0)	3,059.2	2,164.5	41.3
Operating Costs and Expenses (R$ million)	(460.5)	(440.4)	(409.2)	12.5	(1,291.7)	(1,568.3)	(17.6)
Operating Income (R$ million)	35.8	1,255.5	230.2	(84.5)	1,529.2	926.2	65.1
Net Income (R$ million)	44.9	838.6	172.1	(73.9)	1,048.7	704.5	48.9
EBITDA (R$ million)	216.5	1,404.6	312.2	(30.6)	2,076.7	1,073.8	93.4
Operating Margin	6.5%	71.6%	38.6%	(83.3)	50.0%	42.8%	16.8
Net Margin	8.1%	47.8%	28.9%	(72.0)	34.3%	32.5%	5.3
EBITDA Margin	39.1%	80.1%	52.4%	(25.4)	67.9%	49.6%	36.8
Investment Program (R$ million)	486.3	469.9	353.6	37.5	1,565.6	861.3	81.8

In the first nine months of 2016, Copel GeT registered operating revenue of R$3,059.2 million, up 41.3% when compared to the same period last year, while operating costs and expenses showed a 17.6% reduction, totaling R$1,291.7 million in the period. Net Income reached R$1,048.7million and EBITDA totaled R$2,076.7 million, up 48.9% and 93.4%, respectively, when compared with the same period 2015.

Copel GeT’s - Adjusted EBITDA

Excluding non-recurring effects of the period, EBITDA Copel GeT would be R$422.9 million, 35.5% higher than recorded in 3T15.

						R$ million
Adjusted EBITDA	3Q16	3Q15	Var.%	9M16	9M15	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
EBITDA	216.5	312.2	(30.6)	2,076.7	1,073.8	93.4
(+/-) Remeasurement of financial assets RBSE	206.4	-	-	(771.3)	-	-
Adjusted EBITDA	422.9	312.2	35.5	1,305.4	1,073.8	21.6

subject to rounding.

Earnings Release 3Q16

4.2 Copel Distribuição

In 3Q16, Copel Distribuição’s operating revenue came to R$2,164.0 million, 1.3% up on the R$2,136.5 million recorded in the same period in 2015, primarily due to: (a) the 184.8% increase in eletricity sales to distributors, due to higher volume of energy sold in the short-term market (1,250 GWh in 3Q16 versus 202 GWh in 3Q15), (b) the positive R$64.4 million in financial assets and liabilities in 3Q16 versus a negative R$59.7 million in 3Q15, (c) 14.4% increase in use of the main distribution grid, due to the increase in Parcel B, which increased from R$1,850.8 million to $2,222.4 million, reflecting the result of the 4th tariff review cycle, partially offset by the 9.0% decline in Copel Distribuição’s captive market.

Operating costs and expenses fell by 6.3% to R$2,145.9 million in the period, mainly reflecting: (a) lower costs with energy purchased in the regulated market, due to the termination of existing energy agreements, which were replaced by energy agreements arising from the quotas system and the reduction in Itaipu’s energy tariff, and (b) the 8.9% decrease in charges of the main distribution and transmission grid, due to reduced costs with reserve energy charges (ERR) and transportation in Itaipu, partially offset by (a) the 15.9% upturn in personnel and management costs, due to the wage increase in October 2015, the corporate reorganization in February 2016 and the R$4.6 million  provision related to the adhesion of 39 employees to the Voluntary Redundancy Program (PDI), and (b) the R$73.0 million in provisions and reversals, comprised of R$24.4 million from labor litigations, R$31.2 million from allowance for doubtful accounts (PCLD), R$14.5 million from civil litigations, and R$2.9 millions to other litigations.

The financial result was a negative R$29.6 million, compared to a positive result of R$43.7 million in 3Q15, mostly impacted by the lower revenue with the financial asset’s monetary variation, due to the reclassification of Accounts Receivable related to the Concession to intangible asset at the end of 2015, due to the renewal of the concession, and higher costs with debt charges. The result was also impacted by the R$121.9 million provision for the non-realization of deferred income tax and social contribution on sectorial assets and liabilities, due to the discussion on the criterion for the calculation of federal taxes based on recent pronouncements. As a result, Copel Distribuição recorded a loss of R$126.6 million and EBITDA of R$88.1 million in 3Q16.

subject to rounding.

Earnings Release 3Q16

Main Indicators	3Q16	2Q16	3Q15	Var.%	9M16	9M15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	2,164.0	1,730.4	2,136.5	1.3	5,971.7	7,217.3	(17.3)
Operating Costs and Expenses (R$ million)	(2,145.9)	(1,968.4)	(2,289.5)	(6.3)	(6,286.5)	(7,241.2)	(13.2)
Operating Income (R$ million)	(11.5)	(98.8)	(109.3)	(89.5)	(167.1)	155.6	-
Net Income (R$ million)	(126.6)	(64.2)	(73.1)	73.2	(230.0)	98.2	-
EBITDA (R$ million)	88.1	(169.1)	(85.5)	-	(109.6)	159.1	-
Operating Margin	-	-	-	-	-	2.2%	-
Net Margin	-	-	-	-	-	1.4%	-
EBITDA Margin	4.1%	-	-	-	-	2.2%	-
Investment Program (R$ million)	208.8	186.3	151.0	38.3	552.7	486.3	13.7

In the first nine months of 2016, Copel Distribuição recorded net income of R$5,971.7 million, 17.3% down on the same period in 2015. Operating costs and expenses fell 13.2% to R$6,286.5 million in 9M16. Thus, the Company recorded a loss of R$230.0 million versus an income of R$98.2 million in the same period in 2015. EBITDA was a negative R$109.6 million in 3Q16 versus R$159.1 million in the first nine months of 2015. The worsening of the 2016 figures was due the market downturn, higher provisions recorded and the negative result in the line of "financial assets and liabilities" in the period.

Copel Distribuição – EBITDA adjusted

Excluding non-recurring effects of the period, EBITDA Copel Distribuição would be R$172.3 million against the R$25.1 million recorded in 3Q15.

						R$ million
Adjusted EBITDA	3Q16	3Q15	Var.%	9M16	9M15	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
EBITDA	88.1	(85.5)	-	(109.6)	159.1	-
(+) Revenue frustation (gain)	55.4	42.0	-	137.5	42.0	-
+/(-) Allowance for doubtful accounts	19.3	24.1	(19.9)	86.2	37.9	127.4
+/(-) IRT 2015 result	-	-	-	-	(108.3)	-
+/(-) Amortization 7/30 days IRT 2015	-	-	-	15.1	(23.5	-
+/(-) IRT 2016 result	-	-	-	77.8	-	-
+/(-) DIC/FIC	-	(2.5)	-	-	(10.1)	-
(+) Provisions for litigation	-	-	-	44.0	46.4	(5.2)
(+) Corporate reorganization	9.5	-	-	24.5	-	-
(+) sanitation materials and turning off assets	-	11	-	6.5	11.0	(40.9)
(+) Effective rate differential of PIS/Cofins	-	36	-	-	36.0	-
Adjusted EBITDA	172.3	25.1	585.2	282.0	190.5	48.0

4.3 Copel Telecomunicações

Copel Telecomunicações’ operating revenue came to R$80.3 million in 3Q16, 12.3% more than the R$71.5 million recorded in the same period of the previous year, mainly due to the expansion of the area of operation and service to new customers. Operating costs and expenses increased by 13.4% to R$57.4 million in 3Q16, influenced by the 21.0% growth in personnel costs and administrators, reflecting the corporate reorganization carried out in February 2016 and the salary increase implemented in October 2015 and 33.6% in the cost of third party services, which are necessary for the expansion of the area of operation. Net income for the period was R$12.7 million, a decrease of 11.2% compared to 3T15, while EBITDA reached R$31.5 million, 8.6% higher than the R$29.0 million recorded in the same period last year.

subject to rounding.

Earnings Release 3Q16

Main Indicators	3Q16	2Q16	3Q15	Var.%	9M16	9M15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	80.3	78.4	71.5	12.3	236.8	204.1	16.0
Operating Costs and Expenses (R$ million)	(57.4)	(54.1)	(50.6)	13.4	(168.9)	(139.7)	20.9
Operating Income (R$ million)	18.9	22.0	21.4	(11.7)	57.5	65.4	(12.1)
Net Income (R$ million)	12.7	14.8	14.3	(11.2)	38.6	43.4	(11.1)
EBITDA (R$ million)	31.5	32.8	29.0	8.6	93.4	87.5	6.7
Operating Margin	23.5%	28.0%	29.9%	(21.4)	0.2	0.3	(24.2)
Net Margin	15.8%	18.8%	19.9%	(21.0)	0.2	0.2	(23.4)
EBITDA Margin	39.2%	41.9%	40.6%	(3.3)	0.4	0.4	(8.0)
Investment Program (R$ million)	85.6	37.0	28.8	197.2	148.9	79.5	87.3

Until September 2016, Copel Telecom recorded 16.0% year-on-year increase in operating revenue, totaling R$236.8 million. Operating costs and expenses stood at R$168.9 million, 20.9% up in the period. Copel Telecom recorded net income of R$38.6 million to September 2016, 11.1% lower than in the same period in 2015 (R$43.4 million), while EBITDA moved up 6.7% to R$93.4 million.

4.4 UEG Araucária

In 3Q16, UEG Araucária was not active and presented operating costs and expenses of R$27.6 million, reflecting the plant’s fixed costs in the quarter. Thus, UEG Araucária recorded loss of R$23.0 million versus net income of R$23.1 million in 3Q15. EBITDA was a negative R$20.6 million, while in the same period of 2015 it totaled a positive R$16.4 million. See more details in  Exhibit III.

Main Indicators	3Q16	2Q16	3Q15	Var.%	9M16	9M15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	0.3	1.4	286.6	(99.9)	57.4	1,406.8	(95.9)
Operating Costs and Expenses (R$ million)	(27.6)	(42.6)	(277.7)	(90.1)	(145.3)	(1,029.2)	(85.9)
Operating Income (R$ million)	(23.0)	(28.5)	32.9	(170.2)	(65.9)	419.3	(115.7)
Net Income (R$ million)	(23.0)	(28.5)	23.1	(199.6)	(65.9)	278.4	(123.7)
EBITDA (R$ million)	(20.6)	(35.9)	16.4	(225.8)	(70.3)	402.4	(117.5)
Operating Margin	-	-	11.5%	-	-	29.8%	-
Net Margin	-	-	8.1%	-	-	19.8%	-
EBITDA Margin	-	-	5.7%	-	-	28.6%	-

4.5 Accounting Information

Accounting information concerning Copel’s interests in other companies in 3Q16 is shown in the following table:

subject to rounding.

Earnings Release 3Q16

				R$'000
Partnerships -Sep-16	Total Assets	Shareholders'	Net Oper.	Net Income
		Equity	Revenues
Parent Company (Consolidated)
Compagas S.A.	498,190	341,997	432,210	46,276
Elejor S.A.	723,332	72,052	193,536	29,193
UEG Araucária Ltda	751,658	677,032	57,432	(65,849)
Jointly-controlled entities (Equity in earning)
Costa Oeste Transmissora de Energia S.A.	111,375	75,471	17,214	13,488
Caiuá Transmissora de Energia S.A.	257,369	126,463	32,863	16,364
Cantareira Transmissora S.A	419,500	297,480	215,135	6,258
Dominó Holdings S.A.	545,927	534,261	-	55,066
Guaraciaba Transmissora de Energia (TP Sul) S.A.	1,275,219	760,040	255,926	9,223
Integração Maranhense Transmissora de Energia S.A.	516,989	256,278	57,747	31,576
Marumbi Transmissora de Energia S.A.	183,996	119,545	32,184	20,778
Mata de Santa Genebra Transmissão S.A.	796,716	285,339	344,871	(8,360)
Matrinchã Transmissora de Energia (TP Norte) S.A.	2,628,730	1,395,705	309,056	66,152
Paranaíba Transmissora de Energia S.A.	1,272,313	476,788	266,886	35,902
Transmissora Sul Brasileira de Energia S.A.	695,692	344,198	41,654	6,381
Voltalia São Miguel do Gostoso I Participações S.A.	154,030	153,925	-	6,479
Associates (Equity in erarning)
Sanepar	8,885,513	4,306,084	2,550,911	472,148
Dona Francisca Energética S.A.	156,021	146,125	53,092	26,161
Foz do Chopim Energética Ltda	49,028	40,393	30,778	23,692
[1] This data was adjusted to Copel's practices.

5. Investment Program

In 9M16 the Company carried out 84.3% of the investments planned for 2016. The following chart shows the investment program carried:

			R$ million
Subsidiary / SPC	Carried	Carried	Scheduled
	3Q16	9M16	2016
Copel Geração e Transmissão	486.3	1,565.6	1,695.1
HPP Colíder	46.8	153.4	120.0
HPP Baixo Iguaçu	39.7	73.8	85.6
HPP Gov. Parigot de Souza (GPS) - Leilão nº 12/2015	201.2	574.8	574.8
TL Araraquara / Taubaté	8.9	78.8	161.6
SE Paraguaçu Paulista	0.8	8.0	6.7
TL Bateias - Curitiba Norte	0.7	29.0	11.3
TL Foz do Chopim - Realeza	17.2	44.6	34.7
TL Assis - Londrina	51.3	119.9	82.8
TL Curitiba Leste / Blumenau	2.3	3.1	11.1
Matrinchã Transmissora¹	-	67.3	21.6
Guaraciaba Transmissora¹	11.0	74.7	74.7
Mata de Santa Genebra Transmissão¹	-	120.2	190.7
Cantareira Transmissora¹	62.3	97.4	94.3
Paranaíba Transmissora¹	12.3	19.5	7.3
Others	31.9	100.9	217.9
Copel Distribuição	208.8	552.7	627.0
Copel Telecomunicações*	85.6	148.9	176.0
Copel Comercialização	-	-	0.1
Copel Renováveis	-	-	1.4
Holding	-	-	4.1
Copel Brisa Portiguar	1.4	1.4	110.2
São Bento Energia	0.1	0.1	3.2
Cutia Wind Farm Complex	128.9	456.7	601.3
Other Invesment²	-	3.1	18.4
TOTAL	911.1	2,728.4	3,236.8
 Regarding the participation of Copel in Enterprises.
‚ Includes Voltalia São Miguel do Gostoso I Participações among others.
* Budget adequacy according to the minutes of the 156th Ordinary Board of Director's Meeting subject to rounding.

Earnings Release 3Q16

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 17,124 GWh between January and September 2016, 5.0% down year-on-year, mainly due to the industrial and commercial segments, as a result of the economic slowdown and the migration of customers to the free market.

In 3Q16, energy consumption in the captive market fell by 9.0%, to 5,288 GWh. The highlight was the residential segment, which recorded growth for the second consecutive quarter compared to 2015.

The following table shows captive market trends by consumption segment:

	Number of Customers					Energy sold (GWh)
	Sep-16	Sep-15	Var. %	3Q16	3Q15	Var. %	9M16	9M15	Var. %
Residential	3,580,622	3,501,313	2.3	1,675	1,656	1.1	5,208	5,239	(0.6)
Industrial	83,683	89,551	(6.6)	1,374	1,754	(21.7)	4,604	5,172	(11.0)
Commercial	380,354	373,827	1.7	1,160	1,308	(11.3)	3,862	4,159	(7.1)
Rural	361,982	369,905	(2.1)	487	505	(3.4)	1,654	1,708	(3.2)
Other	57,364	57,174	0.3	591	585	1.1	1,796	1,753	2.5
Captive Market	4,464,005	4,391,770	1.6	5,287	5,808	(9.0)	17,124	18,031	(5.0)

For more details visit the Notice to the Market - IR 21/16 (link).

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, fell by 1.9% in the third quarter of 2016, as shown in the following table:

	Number of Customers / Agreements			Energy Sold (GWh)
	Sep-16	Sep-15	Var. %	3Q16	3Q15	Var. %	9M16	9M15	Var. %
Captive Market	4,464,005	4,391,770	1.8	5,287	5,808	(9.0)	17,124	18,031	(5.0)
Concessionaries and Licensees	6	6	-	163	188	(13.1)	524	569	(7.9)
Free Customers ¹	447	127	81.7	1,418	1,006	40.9	3,580	3,058	17.1
Grid Market	4,464,458	4,391,903	1.8	6,868	7,002	(1.9)	21,228	21,658	(2.0)
¹ All free customers served by Copel GeT and other suppliers at the Copel Distribuição concession area.

6.3 Electricity Sales

Electricity sales to final consumers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão sales in the free market, fell by 8.1% in the third quarter of 2016.

The table below breaks down energy sales by consumption segment:

subject to rounding.

Earnings Release 3Q16

Segment	Market	Energy Sold (GWh)
		3Q16	3Q15	Var. %	9M16	9M15	Var. %
Residential		1,675	1,656	1.1	5,208	5,239	(0.6)
	Total	2,339	2,749	(14.9)	7,379	8,126	(9.2)
Industrial	Captive	1,374	1,754	(21.7)	4,604	5,172	(11.0)
	Free	965	995	(3.0)	2,775	2,954	(6.1)
	Total	1,160	1,311	(11.5)	3,864	4,168	(7.3)
Commercial	Captive	1,160	1,308	(11.3)	3,862	4,159	(7.1)
	Free	-	3	-	2	9	(77.8)
Rural		488	505	(3.4)	1,654	1,708	(3.2)
Other		591	586	0.8	1,796	1,754	2.4
Energy Supply		6,253	6,807	(8.1)	19,901	20,995	(5.2)

6.4 Total Energy Sold

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão and the Wind Farm Complexes, came to 11,235 GWh in the third quarter of 2016, 7.9% higher than in the same period last year. The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão and the Wind Farm Complexes:

	Number of Customers / Agreements			Energy Sold (GWh)
	Sep-16	Sep-15	Var. %	3Q16	3Q15	Var. %	9M16	9M15	Var. %
Copel DIS
Captive Market	4,464,005	4,391,770	1.6	5,287	5,809	(9.0)	17,124	18,031	(5.0)
Concessionaries and Licensees	4	4	-	151	176	(14.2)	485	527	(8.0)
CCEE (MCP)	-	-	-	1,250	202	518.8	2,250	377	496.8
Total Copel DIS	4,464,009	4,391,774	1.6	6,688	6,187	8.1	19,859	18,935	4.9
Copel GeT
CCEAR (Copel DIS)	1	1	-	38	48	(20.8	115	170	(32.4)
CCEAR (other concessionaries)	39	40	(2.5)	793	1,057	(25.0	2,677	3,333	(19.7)
Free Customers	27	28	(3.6)	965	998	(3.3	2,778	2,963	(6.2)
Bilateral Agreements ¹	33	52	(36.5)	1,937	1,683	15.1	5,796	5,085	14.0
CCEE (MCP) ²	-	-	-	512	139	268.3	1,395	1,807	(22.8)
Total Copel GeT	100	121	(17.4)	4,245	3,925	8.2	12,761	13,358	(4.5)
Wind Farms Complex
CCEAR (other concessionaries)	112	112	-	212	212	-	629	553	13.7
CER	3	3	-	90	90	-	268	179	49.7
Total Wind Farm Complex	115	115	-	302	302	-	897	732	22.5
Total Copel Consolidated	4,464,224	4,392,010	1.6	11,235	10,414	7.9	33,517	33,025	1.5
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

subject to rounding.

Earnings Release 3Q16

6.5 Energy Flow

Energy Flow – Copel Dis

GWh
			GWh
Energy Flow - Copel Dis	9M16	9M15	Var. %
Itaipu	4,461	4,445	0.4
CCEAR – Copel Geração e Transmissão	116	170	(31.8)
CCEAR – Other	9,988	10,970	(9.0)
CCEAR – Adjustment auction	-	1,303	-
CCEE (MCP)	-	398	-
Angra	768	786	(2.3)
CCGF	5,622	2,028	177.2
Proinfa	437	438	(0.2)
Elejor S.A	891	887	0.5
Available Power	22,283	21,425	4.0
Captive market	17,124	18,031	(5.0)
Concessionaries	485	527	(8.0)
CCEE (MCP)	2,250	377	496.8
Losses and differences	2,424	2,490	(2.7)
Basic network losses	380	428	(11.2)
Distribution losses	1,805	1,807	(0.1)
CG contract allocation	239	255	(6.3)

Energy Flow – Copel GeT

			GWh
Energy Flow - Copel GeT	9M16	9M15	Var. %
Own Generation	19,960	17,939	11.3
MRE	-	144	-
Dona Francisca	106	222	(52.3)
Total Available Power	20,066	18,305	9.6
Bilateral Agreements	5,796	5,085	14.0
CCEAR – COPEL Distribuição	116	170	(31.8)
CCEAR – Other	2,676	3,334	(19.7)
Free Customers	2,778	2,962	(6.2)
CCEE (MCP)	1,395	1,807	(22.8)
MRE	6,807	4,509	51.0
Losses and differences	498	438	13.7

subject to rounding.

Earnings Release 3Q16

Energy Flow – Wind Farms

			GWh
Energy Flow - São Bento Energia	9M16	9M15	Var. %
Own Generation	310	248	25.0
CCEE (MCP)	-	61	-
Total Available Power	310	309	0.3
CCEAR – Other	286	285	0.4
Losses and differences	24	24	-

			GWh
Energy Flow - Brisa Potiguar	9M16	9M15	Var. %
Own Generation	594	176	237.5
CCEE (MCP)	-	256	-
Total Available Power	594	432	37.5
CCEAR – Other	343	268	28.0
CER	268	179	49.7
Losses and differences	(17)	(15)	13.3

Consolidated Energy Flow (Jan/ Set 2016)

GWh

Own Generation
20,864 48.2%

Purchased energy
22,389 51.8%

CCEAR:	10,104
Itaipu:	4,461
Dona Francisca:	106
CCEE (MCP):	-
Angra:	768
CCGF:	5,622
MRE:	-
Elejor:	891
Proinfa:	437

Total Available Power
43,253

Captive Market
17,124 39.6%

Concessionaires
485 1.1%

Free Customers
2,778 6.4%

Supplied Energy
19,937 46.1%

Bilateral Agreements:	5,796
CCEAR:	3,421
CER:	268
CCEE (MCP):	3,645
MRE:	6,807

Losses and Differences
2,929 6.8%

Basic network losses:	885
Distribution losses:	1,805
CG Contracts:	239

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
Don't consider the energy produced by TPP Araucária which was sold in the short-term market (MCP).

subject to rounding.

Earnings Release 3Q16

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

						R$ / MWh
Tariff	Amount	Sep-16	Jun-16	Sep-15	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Copel Geração e Transmissão	305	185.79	176.93	158.10	5.0	17.5
Auction CCEAR 2008 - 2015	-	-	-	141.46	-	-
Auction CCEAR 2009 - 2016	200	177.20	168.95	162.87	4.9	8.8
Auction CCEAR 2011 - 2040 ( HPP Mauá)	97	201.05	193.20	184.33	4.1	9.1
Auction CCEAR 2013 - 2042 (Cavernoso II)	8	215.44	207.23	195.28	4.0	10.3
Auction - CCEAR 2015 - 2044 (UHE Colíder)	-	151.69	149.32	139.96	1.6	8.4
Copel Distribuição
Concession holders in the State of Paraná	74	217.14	279.17	272.32	(22.2)	(20.3)
Total / Tariff Weighted Average Supply	379	191.91	198.04	173.89	(3.1)	10.4
With PIS/COFINS. Net of ICMS.

Power Purchase Average Tariff – Copel Distribuição

						R$ / MWh
Tariff*	Amount	Sep-16	Jun-16	Sep-15	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Itaipu [1]	641.8	183.65	187.89	320.61	(2.3)	(42.7)
Auction – CCEAR 2008 – 2015	-	-	-	143.96	-	-
Auction – CCEAR 2010 – H30	69.4	210.41	195.43	192.66	7.7	9.2
Auction – CCEAR 2010 – T15 [2]	65.0	186.62	170.90	208.80	9.2	(10.6)
Auction – CCEAR 2011 – H30	57.5	217.82	203.83	199.58	6.9	9.1
Auction – CCEAR 2011 – T15 [2]	54.2	225.79	202.85	336.67	11.3	(32.9)
Auction – CCEAR 2012 – T15 [2]	115.4	205.01	208.88	207.90	(1.9)	(1.4)
Auction – CCEAR 2014 - 2019 ³	109.1	138.18	138.39	147.46	(0.2)	(6.3)
Auction – CCEAR 2014 - 2019 [4]	208.3	320.12	320.12	292.93	-	9.3
Auction 2014 - 36M	122.4	176.64	176.64	159.60	-	10.7
Auction 2016 - T20²	34.2	149.15	143.71	-	3.8	-
Angra	116.8	204.39	204.39	170.38	-	20.0
CCGF [5]	861.2	69.27	60.49	30.31	14.5	128.5
Santo Antônio	138.0	134.99	126.16	123.48	7.0	9.3
Jirau	229.6	118.73	110.97	106.87	7.0	11.1
Others Auctions [6]	321.5	191.75	201.15	225.59	(4.7)	(15.0)
Bilaterals	135.4	232.69	232.69	210.32	-	10.6
Total / Tariff Average Supply	3,279.8	159.79	157.74	183.18	1.3	(12.8)
[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
³ Energy Agreements.
[4] Capacity Agreements.
[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[6] Products average price.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011
Aneel approved on 03.28.2016.
With PIS/COFINS.

Sales to Final Customers Average Tariff Copel Distribuição – without ICMS subject to rounding.

Earnings Release 3Q16

					R$ / MWh
Tariff¹	Sep-16	Jun-16	Sep-15	Var. %	Var. %
	(1)	(2)	(3)	(1/2)	(1/3)
Industrial	366.98	417.12	418.28	(12.0)	(12.3)
Residential	421.41	491.71	492.11	(14.3)	(14.4)
Commercial	408.88	467.13	462.49	(12.5)	(11.6)
Rural	285.90	314.51	316.44	(9.1)	(9.7)
Other	306.14	350.98	357.86	(12.8)	(14.5)
Retail distribution average rate	379.04	433.87	433.92	(12.6)	(12.6)
¹ Does not consider tariff flags. Net of ICMS.

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$6,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 25,151. In September 2016 the Company’s capital was as follows:

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	-	-	85,029	31.0
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,874	13.7	77	23.4	100,964	78.7	120,915	44.2
BM&FBovespa	18,610	12.8	77	23.4	64,949	50.6	83,636	30.6
NYSE	1,264	0.9	-	-	35,932	28.0	37,196	13.6
LATIBEX	-	-	-	-	83	0.1	83	-
Other	298	0.2	252	76.6	49	-	599	0.2
TOTAL	145,031	100.0	329	100.0	128,295	100.0	273,655	100.0

subject to rounding.

Earnings Release 3Q16

7.2 Stock Performance

Stock Performance (Jan - Sep/16		Common		Preferred "B"
		(CPLE3 / ELPVY)		(CPLE6 / ELP / XCOP)
		Total	Daily average	Total	Daily average
BM&FBovespa	Number of Trades	15,034	119	533,654	4,235
	Volume Traded	4,692,200	37,240	96,981,600	769,695
	Trading Value (R$ thousand)	79,078	628	2,484,011	19,714
	Presence in Trading Sessions	126	100%	126	100%
	Volume Traded	359,565	3,745	65,960,903	519,377
NYSE	Trading Value (US$ thousand)	1,462	15	476,945	3,755
	Presence in Trading Sessions	96	74%	127	98%
	Volume Traded	-	-	182,846	2,344
LATIBEX	Trading Value (Euro thousand)	-	-	1,014	13
	Presence in Trading Sessions	-	-	78	60%

In 9M16, the free float accounted for 44.2% of the Company’s capital. Copel’s market capitalization, based on the stock prices on all markets at the end of September 2016, was R$7,395.1 million. Out of the 66 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.4% of the portfolio, with a Beta index of 1.1. Copel also accounted for 7.1% of the BM&FBovespa’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 1.0%.

Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa). Copel’s common and class B preferred shares closed the period at R$21.15 and R$33.63, with a positive variation of 32.2% and 38.4% respectively. In the same period the Ibovespa had positive change of 34.6%. On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 98% of the trading sessions and closed the period at US$10.37, with a positive variation of 76.7%. Over this period, the Dow Jones Index positive by 5.1%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 60% of the trading sessions and closed the period at €9.45, with a positive variation of 73.1%. In the same period the Latibex All Shares index had positive growth of 49.7%.

subject to rounding.

Earnings Release 3Q16

The table below summarizes Copel’s share prices in 9M16.

	Ticker / Index	Price / Points		Var. (%)
		09.30.2016	12.31.2015
BM&FBovespa	CPLE3	R$ 21.15	R$ 16.00	32.2
	CPLE6	R$ 33.63	R$ 24.30	38.4
	Ibovespa	58,367	43,350	34.6
NYSE	ELP	US$ 10.37	US$ 5.87	76.7
	Dow Jones	18,308	17,425	5.1
LATIBEX	XCOP	€ 9.45	€ 5.46	73.1
	Latibex	1,585	1,059	49.7

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

Type of Earning				Thousands of R$		R$ per Share
	Fiscal Year	Approved on	Paid on	(gross)	Common	Preferred "A"	Preferred "B"
Total	2011			421,091	1.46833	2.52507	1.61546
IOC¹	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC¹	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC¹	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends¹	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	2014			622,523	2.17236	2.52507	2.39000
IOC¹	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends¹	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends	2014	04/23/15	06/22/15	241,753	0.84351	1.06310	0.92803
Total	2015			326,795	1.13716	2.52507	1.25473
IOC	2015	04/28/16	06/15/16	198,000	0.68748	2.10511	0.76022
Dividends	2015	04/28/16	06/15/16	128,795	0.44968	0.41996	0.49451
¹ In advance

subject to rounding.

Earnings Release 3Q16

8. Operating Performance

8.1 Power Generation

Assets in Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced in 9M16.

Power Plants	Installed	Assured Power	Generation	Concession
	Capacity (MW)	(Average MW)	(GWh)	Expires
Hydroelectric Power Plants	4,463.9	1,943.4	19,913.6
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	6,135.4	09.17.2023
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	1,260.0	603.0	6,140.3	11.15.2029
HPP Gov. José Richa (Salto Caxias)	1,240.0	605.0	6,169.4	05.04.2030
HPP Mauá (1)	185.2	100.8	1,097.9	07.02.2042
HPP Guaricana	36.0	16.1	121.7	08.16.2026
SHP Cavernoso II (2)	19.0	10.6	36.1	02.27.2046
HPP Chaminé	18.0	11.6	105.1	08.16.2026
HPP Apucaraninha	10.0	6.7	18.0	10.12.2025
HPP Derivação do Rio Jordão	6.5	5.9	36.4	11.15.2029
HPP Marumbi	4.8	2.4	15.3	(3)
HPP São Jorge	2.3	1.5	12.2	12.03.2024
HPP Chopim I	2.0	1.5	10.4	(4)
HPP Cavernoso	1.3	1.0	5.0	01.07.2031
SHP Melissa	1.0	0.6	4.8	(4)
SHP Salto do Vau	0.9	0.6	5.0	(4)
SHP Pitangui	0.9	0.1	0.9	(4)
Thermal Power Plant	20.0	10.3	41.9
TTP Figueira	20.0	10.3	41.9	03.26.2019
Wind Energy Plants	2.5	0.5	2.4
UEE Eólica de Palmas (5)	2.5	0.5	2.4	09.28.2029
TOTAL	4,486.4	1,954.2	19,957.9
(1) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
(2) Plant resumes commercial operation in June 2016.
(3) Submitted to ANEEL for ratification.
(4) Power plants with no concession agreement, only required to be registered at ANEEL.
(5) Average wind plant generation.

In addition, Copel GeT operates two plants under the quota system, as shown below:

Power Plants - Quota System	Installed	Assured Power	Service Provision Revenue²	Service Provision Revenue²	Granting Fee	Concession
	Capacity (MW)	(Average MW)	(jul.15 - jun.16)	(jul.16 - jun.17)	(R$ million)	Expires
			(R$ million)	(R$ million)
HPP Gov. Pedro Viriato Parigot de Souza (GPS)¹	260.0	109.0	130.9	126.7	574.8	01.05.2046
HPP Rio dos Patos³	1.7	1.0	0.6	0.6	-	-
TOTAL	261.7	110.0	131.5	127.3	574.8

(1) The energy generated by the plant will be allocated 100% in the physical guarantee of quota system in 2016, and 70% from 1 January 2017, and to that portion of energy, Copel GeT will not bear the hydrological risks or with the financial results of the MRE associated with the plant.
(2) The RAG the periodJul.15 - Jun.16 refers to the allocation of 100% of Physical security in the quota regime. Adjusted annually by the IPCA.
(3) The concession won in 14.2.2014, however, the Company will remain responsible for providing operation and maintenance services until the winning bidder takes the plant. In this period the Company will receive a preset fee for the service.

subject to rounding.

Earnings Release 3Q16

Wind Complex

Copel has 11 wind farms in commercial operation, which generated 904.6 GWh in 9M16, as shown in the following chart:

Wind Farm	Auction ¹	Installed	Assured Power	Generation	Price ²	Expiration of
		Capacity (MW)	(Average MW)	(GWh)		Authorization
São Bento Energia, Invest. e Part. S.A.		94.0	46.3	309.9	204.89
GE Boa Vista S.A.	2nd LFA (08.26.2010)	14.0	6.3	41.2	210.18	04.27.2046
GE Olho D’Água S.A.		30.0	15.3	106.0	204.06	05.31.2046
GE São Bento do Norte S.A.		30.0	14.6	97.8	204.06	05.18.2046
GE Farol S.A.		20.0	10.1	64.9	204.06	04.19.2046
Copel Brisa Potiguar S.A.		183.6	92.6	594.7	179.36
Nova Asa Branca I Energias Renováveis S.A.	2nd LFA (08.26.2010)	27.0	13.2	87.6	206.24	04.27.2046
Nova Asa Branca II Energias Renováveis S.A.		27.0	12.8	84.6	206.24	05.31.2046
Nova Asa Branca III Energias Renováveis S.A.		27.0	12.5	91.5	206.24	05.31.2046
Nova Eurus IV Energias Renováveis S.A.		27.0	13.7	85.0	206.24	04.27.2046
Santa Maria Energias Renováveis S.A.	4th LER (08.18.2011)	29.7	15.7	92.1	144.87	05.01.2047
Santa Helena Energias Renováveis S.A.		29.7	15.7	97.3	144.87	04.19.2047
Ventos de Santo Uriel S.A.		16.2	9.0	56.7	143.74	04.19.2047
Total		277.6	138.9	904.6	187.87
¹ LFA - Auction of Alternative Sources/ LER - Auction Reserve Energy.
² Price updated to September 2016.

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 890.2 MW, 602.9 MW referred to Copel´s stake, as shown below:

Company	Installed Capacity	Assured Power	Partners	PPA signed with	Concession
	(MW)	(Average MW)			Expires

			COPEL - 20%
TPP Araucária	484.1	365.2	COPEL GeT - 60%	¹	12.22.2029
(UEG Araucária)			Petrobras - 20%

HPP Santa Clara			COPEL - 70%	COPEL Dis
(Elejor)	123.4	72.4	Paineira Participações - 30%	Free customers	05.28.2037

SHP Santa Clara I	3.6	2.8	COPEL - 70%	Free customers
(Elejor)			Paineira Participações - 30%		12.18.1932

HPP Fundão	122.5	67.9	COPEL - 70%	COPEL Dis
(Elejor)			Paineira Participações - 30%	Free customers	05.28.2037

SHP Fundão I	2.5	2.1	COPEL - 70%	Free customers	12.18.1932
(Elejor)			Paineira Participações - 30%
HPP Dona Francisca (DFESA)			COPEL - 23.03%	COPEL GeT
	125.0	78.0	Gerdau - 51.82%	Gerdau
			Celesc - 23.03%	Celesc	08.27.2033
			Desenvix - 2.12%	Desenvix
SHP Arturo Andreoli	29.1	20.4	COPEL - 35.77%	Free customers	04.23.2030
(Foz do Chopim)			Silea Participações - 64.23%

¹ Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.

subject to rounding.

Earnings Release 3Q16

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. Whose energy was sold in the Fourth Reserve Energy Auction by under twenty-year contracts, with supply beginning in July, 2015.

Wind Farm	Installed Capacity¹	Assured Power	Price²	Start up	Stake (%)	Wind farm	Expiration of
	(MW)	(Average MW)				location	Authorization
Voltalia - São Miguel do Gostoso I Participações S.A. ³
Carnaúbas	27.0	13.1	140.52	Jul-15	49% COPEL 51% Voltalia		04.08.2047
Reduto	27.0	14.4				São Miguel do	04.15.2047
Santo Cristo	27.0	15.3				Gostoso (RN)	04.17.2047
São João	27.0	14.3					03.25.2047
Total	108.0	57.1	140.52
¹ The capacity envisaged in the Auction was altered based on the characteristics of Acciona Windpower’s equipment, respecting the volume of energy sold.
² Price updated to September 2016.
³ Developments apt for commercial operations, waiting for completion of transmission of works.

The construction works of these wind farms were concluded in April 2015 and they have been prepared to operate since then. However, commercial operations will only begin after completion of the works in the transmission facilities (ICG Touros), under the responsibility of the transmission agent, which is scheduled for 2017.

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Power Plants	Contract	Installed Capacity	(Average MW)	Energy Sold in the	Supply Start	Price¹	CAPEX²	Concession
		(MW)		(Average MW)		(R$/MWh)	(R$ million)	Expires

HPP Colíder	01/2011	300	179.6	125.0	01.01.2015	157.56	2,153.0	01.16.1946
100% Copel GeT	de 01.17.2011

HPP Baixo Iguaçu	02/2012 de 08.20.2012
30% Copel GeT		350	172.8	121.0	09.27.2018³	163.97	657.6	08.19.1947
70% Geração Céu Azul S.A
Total³		650	352.4
¹ Adjusted by the IPCA up to September 2016. Font: CCEE.
² Adjusted for Copel's stake.
³ According to 2nd Amendment to the Concession Agreement, which including 756 days waiver of responsibility.

Colíder Hydroelectric Power Plant

Around 91% of the works are complete. As a result of force majeure and government acts during the implementation of the Colíder Hydroelectric Power Plant, Copel Geração e Transmissão requested with Aneel a waiver of responsibility, totaling 644 days, related to the delay in the plant’s startup, initially scheduled for December 30, 2014, however, Aneel rejected the administrative claim filed by Copel GeT keeping unchanged the implementation and supply schedules and other obligations contained in the Energy Trading Agreements in the Regulated Environment associated with the plant. The Company filed a request for reconsideration of the order and awaiting trial. The entry into operation of the plant is scheduled for the 2nd half 2017.

subject to rounding.

Earnings Release 3Q16

Since October 2015 the Company has an injunction determining that Aneel refrains from imposing the Company, until the Administrative Case No. 48500.000623 / 2015 is examined, any and all onus of Concession Agreement.

Baixo Iguaçu Hydroelectric Power Plant

As a result of act of government, fortuitous event and force majeure, the commercial start-up of generation unit 1 is scheduled for November 1, 2018, while units 2 and 3 should begin operations in December 2018 and January 2019. The construction works are on schedule and the wall for the rerouting of their river has been concluded, while the powerhouses and spillway assembly works are moving ahead.

Copel Renováveis

Wind Farm Complex

Copel Renováveis is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 13 projects with a total installed capacity estimated at 332.0 MW, as follows:

Wind Farm	Auction ¹	Installed Capacity (MW) ²	Assured Power (Average MW)	Price ³	Start up	CAPEX (R$ million)	Premium Value (R$ million)	Wind farm location	Expiration of Authorization
UEE Cutia S.A.	6th LER (10/31/2014)	25.2	9.6	170.32	Oct-17	201.6	9.4	Pedra Grande	01.04.2042
UEE Guajiru S.A.		21.6	8.3	170.32		131.4		Pedra Grande	01.04.2042
UEE Esperança do Nordeste S.A.		30.0	9.1	170.32		168.6		São Bento do Norte	05.10.2050
UEE Jangada S.A.		30.0	10.3	170.32		172.3		São Bento do Norte	01.04.2042
UEE Maria Helena S.A.		30.0	12.0	170.32		173.9		São Bento do Norte	01.04.2042
UEE Paraíso dos Ventos do Nordeste		30.0	10.6	170.32		172.3		São Bento do Norte	05.10.2050
UEE Potiguar S.A.		28.8	11.5	170.32		172.1		São Bento do Norte	05.10.2050
CGE São Bento do Norte I S.A.	20th LEN (11/28/2014)	24.2	9.7	161.18	Jan-19	154.4	14.2	São Bento do Norte	08.03.2050
CGE São Bento do Norte II S.A.		24.2	10.0	161.18		154.9		São Bento do Norte	08.03.2050
CGE São Bento do Norte III S.A.		22.0	9.6	161.18		154.8		São Bento do Norte	08.03.2050
CGE São Miguel I S.A.		22.0	8.7	161.18		140.5		São Bento do Norte	08.03.2050
CGE São Miguel II S.A.		22.0	8.4	161.18		142.8		São Bento do Norte	08.03.2050
CGE São Miguel III S.A.		22.0	8.4	161.18		140.6		São Bento do Norte	08.03.2050
Total		332.0	126.2	166.35		2,080.2	23.6
¹ Types of auctions: LER - Auction Reserve Energy / LEN - New Energy Auction.
² The installed capacity of the new projects can be optimized in relation to the registered at auctions.
[3] Price updated to September 2016.

subject to rounding.

Earnings Release 3Q16

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

Subsidiary / SPC	Contract	Enterprise	TL	Substation		APR ¹ (R$ million)	Concession Expiration
			Extension (km)	Amount	MVA
Copel GeT	060/2001[2]	Several	2,021	32	12,202	192.1	12.31.2042
Copel GeT	075/2001[3]	TL Bateias - Jaguariaiva	137	-	-	19.1	08.16.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	1.0	03.16.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	116	-	-	11.2	11.18.2039
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	4.5	10.05.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	5.6	08.26.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	7.7	02.24.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	8.4	01.28.2044
Subtotal Copel GeT [4]			2,522	35	12,952	249.7
Costa Oeste Copel GeT - 51% Eletrosul - 49%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul Umuarama Sul Substation	159	1	300	6.5	01.11.2042
Transm. Sul Brasileira Copel GeT - 20% Eletrosul - 80%	004/2012	TL Nova Sta Rita - Camaquã	798	1	166	13.6	05.09.2042
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	142	2	700	12.0	05.09.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	18.0	05.09.2042
Marumbi Copel GeT - 80% Eletrosul - 20%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	14.3	05.09.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	1,005	3	-	94.2	05.09.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	LT Ribeirãozinho - Marimbondo	600	1	-	48.7	05.09.2042
Subtotal SPCs [5]			3,098	9	1,838	207.3
Total			5,620	44	14,790	457.0
[1] Proportion to the participation of Copel in the venture. Updated according to Aneel Aproval Resolution No. 2,098/2016 06.28.2016
[2] Renewed contract pursuant to Law 12,783/13.
[3] From the 10.31.2018 APR will be reduced 50%.
[4] Consolidated Income.
[5] Equity in Earning of Subsidiaries.

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 2,901 km of transmission lines and 7 substations and will generate APR of R$345.4 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

subject to rounding.

Earnings Release 3Q16

Subsidiary / SPC	Auction	Signing of Contract	Enterprise	State	km Subst		APR¹ (R$ million)	CAPEX² (R$ million)	Start up	Concession Expiration
Copel GeT	001/10	Oct-10	TL Araraquara II — Taubaté	SP	356	-	27.4	434.3	Apr-17	10.05.2040
Copel GeT	001/14	Sep-14	TL Foz do Chopim - Realeza	PR	53	1	7.0	57.0	Mar-17	09.04.2044
Copel GeT	001/14	Sep-14	TL Assis – Londrina	SP / PR	120	-	18.3	151.0	Sep-17	09.04.2044
Copel GeT	005/15	Apr-16	TL Curitiba Leste - Blumenau	PR / SC	230	3	104.8	560.9	Mar-21	04.06.2046
			TL Baixo Iguaçu - Realeza					0.0	Sep-19
Subtotal Copel GeT					759	4	157.5	1,203.1		-
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/12	May-13	TL Barreiras II - Pirapora II	BA / MG / GO	967	-	32.1	248.4	Nov-16	05.01.2043
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	007/13	May-14	TL Araraquara II - Bateias	SP / PR	847	3	109.9	782.1	Nov-17	05.13.2044
Cantareira Copel GeT - 49% Elecnor - 51%	001/14	Sep-14	TL Estreito - Fernão Dias	SP / MG	328	-	45.9	408.9	Mar-18	09.04.2044
Subtotal SPC					2,142	3	187.9	1,439.4
Total					2,901	7	345.4	2,642.5
¹ Updated according to Aneel Ratification Resolution 1918/2015 / Adjusted for Copel’s stake.
² Adjusted for Copel’s stake.

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process. In addition, noncompliance with the overall goals of collective continuity indicators for two consecutive years or three times in five years may limit the payment of dividends or interest on equity, while failure to meet the economic and financial sustainability indicators will reflect the need for a capital contribution from the controlling shareholders. The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

subject to rounding.

Earnings Release 3Q16

Year	Economic and Financial Management	Quality (Limit Established)[1]
		DECi ²	FECi ²
2016		13.61	9.24
2017	EBITDA[4] =0	12.54	8.74
2018	EBITDA[4] (-)QRR³=0	11.23	8.24
2019	{Net Debt / [EBITDA[4] (-)QRR³]} =1/(0.8*SELIC5 )	10.12	7.74
2020	{Net Debt / [EBITDA[4] (-)QRR³]} =1/(1.11*SELIC5 )	9.83	7.24
[1] According to Aneel’s Technical Note No. 0335/2015
² DECi – Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi – Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.
³ QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. It will be the value set in the last Periodic Tariff Review - RTP, plus the IGP-M between the month prior to the RTP and the month prior to the period of twelve (12) months of the determination of economic and financial sustainability. In June/2016 set value was R$333.8 million.
4 EBITDA adjusted for the effects of post-employment benefits, provisions and PDV.
[5] Selic: limited to 12.87% p.y.

Operating Data

In the distribution business, Copel serves more than 4.4 million energy consumers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV, 138 kV and some of 230 kV voltage levels.

Voltage	Km	Substations	MVA
13.8 kV	104,312	-	-
34.5 kV	83,841	224	1,470
69 kV	643	36	2,420
88 kV [1]	-	-	5
138 kV	6,028	104	6,904
230 kV	228	-	-
Total	195,052	364	10,799
[1] Not automated.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines in operation in September 2016 was 8,657 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed September 2016 at 15,890 km.

subject to rounding.

Earnings Release 3Q16

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The more severe weather events compared to previous years contributed to increasing outage duration and frequency indicators (DEC and FEC, respectively) in 2014 and 2015. The trends for these indicators, as well as for total time service, are shown below:

Jan-Sep	DEC ¹ (hours)	FEC ² (outages)	Total time service (hours)
2012	7.00	5.60	1:38
2013	8.02	5.79	1:52
2014	10.05	6.51	2:30
2015	9.42	5.85	2:27
2016	7.85	5.23	2:20
¹ DEC measured in hours and hundredths of an hour
² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date

8.4 Telecommunications

Copel Telecomunicações has an optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In September 2016, the backbone cable network extended for 10,140 km and the access network extended for 20,977 km. Currently, we serve the 399 municipalities in the State of Paraná and another 2 in State of Santa Catarina.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

subject to rounding.

Earnings Release 3Q16

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners
Dominó Holdings S.A.	Sanitation	COPEL - 49.0% Andrade Gutierrez - 51.0%
Cia. de Saneamento do Paraná - Sanepar	Sanitation	COPEL - 7.6% State of Paraná - 51.4% Dominó Holdings S.A. - 12.2% Andrade Gutierrez - 2.1% Other - 26.7%
Companhia Paranaense de Gás - Compagás	Gas	COPEL - 51.0% Mitsui Gás - 24.5% Gaspetro - 24.5%
Paraná Gás Exploração e Produção S.A [1]	Oil and natural gas	COPEL - 30.0% Petra Energia - 30.0% Bayar Participações -30.0% Tucumann Engenharia - 10.0%
Sercomtel S.A. Telecom	Telecommunications	COPEL - 45.0% Município de Londrina - 44.4% Banco Itauleasing S.A. - 7.1% Outros - 3.5%
Carbocampel S.A.	Coal mining	COPEL - 49.0% Carbonífera Cambuí - 51.0%
Copel Amec Ltda in liquidation	Services	COPEL - 48.0% Amec - 47.5% Lactec - 4.5%
[1] More information in item 8.6

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 331.7 MW of installed capacity to the Company's portfolio.

subject to rounding.

Earnings Release 3Q16

Project	Estimated Installed Capacity (MW)¹	Estimated Assured Power (Average MW)	COPEL' Stake (%)
SHP	176.5	98.9
Bela Vista	29.0	18.0	36.0
Dois Saltos	25.0	13.6	30.0
Foz do Curucaca	29.5	16.2	15.0
Salto Alemã	29.0	15.9	15.0
São Luiz	26.0	14.3	15.0
Alto Chopim	20.3	11.2	15.0
Rancho Grande	17.7	9.7	15.0
HPP	331.0	165.5
São Jerônimo	331.0	165.5	41.2
WPP	159.0	70.2
Complexo Alto Oriente	60.0	27.4	100.0
Complexo Jandaia	99.0	42.8	100.0
Total	666.5	334.6
¹ The installed capacity of the new projects can be optimized in relation to the registered at auctions.

Thermal Power Generation

Copel is conducting feasibility studies about four thermoelectric power plants to be constructed in the state of Paraná that may add up to 1,700 MW of installed capacity to the Company’s portfolio, as shown in the chart below:

Project	Estimated Installed Capacity (MW)	Fuel	Location
Araucária II TPP ¹	500.0	Natural Gas	Araucária - PR
Litoral TPP	500.0	Natural Gas	Paranaguá - PR
Sul TPP	500.0	Natural Gas	Paranaguá - PR
Norte Pioneiro TPP	200.0	Coal	Sapopema - PR
Total	1,700.0
¹ Owns Preliminary and Installation License by Instituito Ambiental do Paraná.

The feasibility of natural gas thermoelectric power projects Litoral TPP and Sul TPP, is subject to the construction of a regasification facility in the coast of the state of Paraná, which would also supply natural gas to UEGA II to Compagas.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

subject to rounding.

Earnings Release 3Q16

Project	Estimated Installed Capacity (MW)
HPP Apertados	139.0
HPP Comissário	140.0
HPP Foz do Piquiri	93.2
HPP Ercilândia	87.1
Total	459.3

Tapajós Hydroelectric Complex

Copel and other eight companies participated in the environmental assessment of the Tapajós River Basin and the feasibility studies of the Tapajós River Complex, comprising five plants, with a joint installed capacity of 12,000 MW. The Technical and Economic Feasibility Study of the São Luiz do Tapajós Hydroelectric Power Plant (EVTE) was delivered to Aneel in April 2014, and the Environmental Impact Studies (EIA) and the Environmental Impact Report (RIMA) were concluded and delivered to the Brazilian Institute of the Environment and Renewable Natural Resources (IBAMA) in May 2014. IBAMA recently filed the environmental licensing process.

On August 10, 2016, the Company's Board of Directors approved the withdrawal of Copel Geração e Transmissão from the Tapajós Consortium. As a result, the Company is no longer taking part in the projects’ feasibility studies. Due to this decision, on September 30, 2016, the Company provisioned R$14.5 million for impairment losses, which represents the entire amount invested.

Oil and Gas Exploration and Production

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,327 km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014.

The activities of the first phase of exploitation by the consortium are suspended in the other blocks due to a public-interest civil action, as a result the respective concession contracts have yet to be signed. However, these two blocks are in their activities of the first phase of exploitation by the consortium stalled due to a public-interest civil action, which also keeps pending the signatures of the concession of the two blocks contracts.

subject to rounding.

Earnings Release 3Q16

9. Other Information

9.1 Human Resources

Copel’s workforce closed 9M16 at 8,563 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

Headcount	2013	2014	2015	9M16
Geração e Transmissão	1,702	1,554	1,568	1,681
Distribuição	6,375	6,071	6,032	6,097
Telecomunicações	434	601	621	640
Holding	136	329	347	69
Comercialização	-	11	10	20
Renováveis	-	26	50	56
TOTAL	8,647	8,592	8,628	8,563

At the end of September 2016, Copel Distribuição had 4,464,005 customers, representing a consumer-to-employee ratio of 732. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 162, 7 and 16 employees, respectively.

subject to rounding.

Earnings Release 3Q16

9.2 Main Operational Indicators

subject to rounding.

Earnings Release 3Q16

9.3 Conference Call 3Q16 Results

Information about 3Q16 Results Conference Call:

>        Wednesday, November 16, 2016, at 03:00 p.m. (Brasília time)

>     Telephone: (+1 516) 300 1066

>     Code: Copel

A live webcast of the conference call will be available at: www.copel.com/ir

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

subject to rounding.

Earnings Release 3Q16

Exhibit I – Consolidated Cash Flow Statement

		R$ '000
Consolidated Cash Flow	9M16	9M15
Cash flows from operating activities
Net income for the period	1,057,613	863,439
Adjustments to reconcile net income with the cash provided by operating activities	2,405,848	1,484,923
Depreciation and Amortization	532,108	503,355
Unrealized monetary and exchange variations, net	543,095	238,699
Remuneration of accounts receivable related to the concession	(84,866)	(66,340
Sectoral assets and liabilities result	1,190,132	(322,708
	(771,332)	-
Result of the renegotiation of the hydrological risk	(26,872)	-
Equity in earnings of subsidiaries	(173,868)	(150,901
Income Tax and Social Contribution	639,637	571,855
Deferred Income Tax and Social Contribution	26,200	(157,119
Net operational provisions and reversals	206,170	497,139
Appropriation of actuarial calculation of post-employment benefits	96,632	106,758
Appropriation of pension and healthcare contribution	98,537	95,299
Provision for research and development and energy efficiency	74,595	94,901
Write off of intangible assets related to concession - goodwill	55	38,664
Write off of property, plant, and equipment	21,316	17,614
Write off of intangible assets	34,309	17,707
Decrese (increase) in assets	1,201,696	(640,994
Increase (reduction) of liabilities	(1,814,085)	290,323
Income tax and social contribution paid	(853,780)	(555,268
Charges on loans and financing paid	(312,276)	(382,597
Charges paid debentures	(368,613)	(188,717
Net cash generated by operating activities	1,316,403	871,109
Cash flows from investing activities
Bonds and securities	(19,711)	91,593
Loans to related parties	-	(29,400)
Receipt of loans to related parties	5,112	7,894
Additions in investments	(384,436)	(273,480)
Additions to property, plant, and equipment	(938,629)	(707,302)
Additions to intangible	(683,059)	(735,923)
Customer contributions	108,512	184,239
Net cash generated (used) by investing activities	(1,912,211)	(1,462,379)
Cash flows from financing activities
Loans and financing obtained	25,274	1,149,956
Debentures Issued	1,322,965	1,008,633
Amortization of principal amounts of loans and financing	(188,487)	(1,143,591)
Amortization of principal amounts of debentures	(267,677)	(32,008)
Dividends and interest on own capital paid	(359,288)	(300,283)
Net cash used by financing activities	532,787	682,707
Increase (decrease) in cash and cash equivalents	(63,021)	91,437
Cash and cash equivalents at the beginning of the year	1,480,727	740,131
Cash and cash equivalents at the end of the year	1,417,706	831,568
Variation in cash and cash equivalents	(63,021)	91,437

subject to rounding.

Earnings Release 3Q16

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

							R$' 000
Income Statement	3Q16 (1)	2Q16 (2)	3Q15 (3)	Var.% (1/3)	9M16 (4)	9M15 (5)	Var.% (4/5)
OPERATING REVENUES	554,369	1,753,147	595,961	(7.0)	3,059,231	2,164,454	41.3
Electricity sales to final customers	155,770	146,088	138,288	12.6	441,614	424,333	4.1
Electricity sales to distributors	459,921	446,973	349,285	31.7	1,340,057	1,390,849	(3.7)
Use of the main transmission grid	(166,037)	1,047,297	54,844	-	958,551	179,605	433.7
Construction revenue	93,384	104,084	42,698	118.7	286,263	136,782	109.3
Other operating revenues	11,331	8,705	10,846	4.5	32,746	32,885	(0.4)
OPERATING COSTS AND EXPENSES	(460,453)	(440,420)	(409,184)	12.5	(1,291,653)	(1,568,271)	(17.6)
Electricity purchased for resale	(12,274)	(24,997)	(51,210)	(76.0)	(49,058)	(292,270)	(83.2)
Charges of main distribution and transmission grid	(72,360)	(65,009)	(65,690)	10.2	(202,845)	(186,231)	8.9
Personnel and management	(66,423)	(64,898)	(53,736)	23.6	(192,810)	(162,223)	18.9
Pension and healthcare plans	(17,355)	(14,832)	(14,222)	22.0	(47,176)	(42,691)	10.5
Materials and supplies	(4,384)	(3,751)	(3,691)	18.8	(12,913)	(11,523)	12.1
Materials and supplies for power eletricity	(5,652)	(7,009)	(7,433)	(24.0)	(16,646)	(21,089)	(21.1)
Third-party services	(27,918)	(26,501)	(22,557)	23.8	(78,3850	(75,536)	3.8
Depreciation and amortization	(68,864)	(65,866)	(67,574)	1.9	(208,749)	(209,273)	(0.3)
Provisions and reversals	(30,762)	(17,712)	(11,508)	167.3	(40,632)	(251,208)	-
Construction cost	(104,685)	(97,431)	(62,475)	67.6	(278,623)	(177,444)	57.0
Other cost and expenses	(49,776)	(52,414)	(49,088)	1.4	(163,816)	(138,783)	18.0
EQUITY IN EARNINGS OF SUBSIDIARIES	53,732	26,038	57,802	(7.0)	100,419	268,356	(62.6)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	147,648	1,338,765	244,579	-	1,867,997	864,539	116.1
FINANCIAL RESULTS	(111,875)	(83,302)	(14,363)	678.9	(338,773)	61,683	-
Financial income	26,232	20,747	19,589	33.9	60,296	140,435	(57.1)
Financial expenses	(138,107)	(104,049)	(33,952)	-	(399,069)	(78,752)	406.7
OPERATIONAL EXPENSES/ INCOME	35,773	1,255,463	230,216	(84.5)	1,529,224	926,222	65.1
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	9,125	(416,861)	(58,105)	-	(480,506)	(221,759)	-
Income tax and social contribution on profit	(64,735	(31,564)	(86,069)	(24.8)	(198,985)	(386,737)	(48.5)
Deferred income tax and social contribution on profit	73,860	(385,297)	27,964	164.1	(281,521)	164,978	-
NET INCOME (LOSS)	44,898	838,602	172,111	(73.9)	1,048,718	704,463	48.9
EBITDA	216,512	1,404,631	312,153	(30.6	2,076,746	1,073,812	93.4

subject to rounding.

Earnings Release 3Q16

Income Statement – Copel Distribuição

							R$' 000
Income Statement	3Q16 (1)	2Q16 (2)	3Q15 (3)	Var.% (1/3)	9M16 (4)	9M15 (5)	Var.% (4/5)
OPERATING REVENUES	2,163,995	1,730,422	2,136,489	1.3	5,971,695	7,217,318	(17.3)
Electricity sales to final customers	915,304	1,335,275	1,272,494	(28.1)	3,691,299	3,737,614	(1.2)
Electricity sales to distributors	183,664	134,056	64,491	184.8	474,367	204,625	131.8
Use of the main distribution grid	697,649	767,801	609,793	14.4	2,266,034	1,598,813	41.7
Construction revenue	263,004	188,853	224,453	17.2	629,198	626,758	0.4
Sectorial assets and liabilities result	64,355	(727,285)	(59,678)	-	(1,190,132)	979,343	-
Other operating revenues	40,019	31,722	24,936	60.5	100,929	70,165	43.8
OPERATING COSTS AND EXPENSES	(2,145,881)	(1,968,417)	(2,289,454)	(6.3)	(6,286,491)	(7,241,236)	(13.2)
Electricity purchased for resale	(1,231,983)	(1,094,179)	(1,428,080)	(13.7)	(3,580,004)	(4,777,595)	(25.1)
Charges of main transmission grid	(146,391)	(161,014)	(160,636)	(8.9)	(516,545)	(464,947)	11.1
Personnel and management	(174,289)	(175,298)	(150,365)	15.9	(519,356)	(439,131)	18.3
Pension and healthcare plans	(44,052)	(38,660)	(40,966)	7.5	(121,732)	(123,506)	(1.4)
Materials and supplies	(13,633)	(15,102)	(14,285)	(4.6)	(46,224)	(42,385)	9.1
Third-party services	(93,719)	(87,410)	(90,274)	3.8	(266,033)	(262,462)	1.4
Depreciation and amortization	(69,973)	(68,886)	(67,508)	3.7	(205,149)	(182,968)	12.1
Provisions and reversals	(73,045)	(106,286)	(63,559)	14.9	(291,434)	(210,338)	38.6
Construction cost	(263,004)	(188,853)	(224,453)	17.2	(629,198)	(626,758)	0.4
Other cost and expenses	(35,792)	(32,729)	(49,328)	(27.4)	(110,816)	(111,146)	(0.3)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	18,114	(237,995)	(152,965)	-	(314,796)	(23,918)	-
FINANCIAL RESULTS	(29,566)	139,173	43,658	-	147,647	179,500	(17.7)
Financial income	83,979	223,915	109,894	(23.6)	423,112	370,245	14.3
Financial expenses	(113,545)	(84,742)	(66,236)	71.4	(275,465)	(190,745)	44.4
OPERATIONAL EXPENSES/ INCOME	(11,452)	(98,822)	(109,307)	(89.5)	(167,149)	155,582	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(115,183)	34,592	36,174	-	(62,863)	(57,383)	9.5
Income tax and social contribution on profit	21,668	(157,613)	-	-	(366,519)	-	-
Deferred income tax and social contribution on profit	(136,851)	192,205	36,174	-	303,656	(57,383)	-
NET INCOME (LOSS)	(126,635)	(64,230)	(73,133)	73.2	(230,012)	98,199	-
EBITDA	88,087	(169,108)	(85,457)	-	(109,647)	159,050	-

subject to rounding.

Earnings Release 3Q16

Income Statement– Copel Telecomunicações

Income Statement	3Q16 (1)	2Q16 (2)	3Q15 (3)	Var.% (1/3)	9M16 (4)	9M15 (5)	Var.% (4/5)
NET OPERATING REVENUES	80,329	78,376	71,504	12.3	236,790	204,141	16.0
Revenues from telecommunications	71,281	69,117	61,873	15.2	210,207	174,789	20.3
Other operating revenues	9,048	9,259	9,631	(6.1)	26,583	29,352	(9.4)
OPERATING COSTS AND EXPENSES	(57,385)	(54,078)	(50,586)	13.4	(168,909)	(139,733)	20.9
Personnel and management	(22,832)	(22,441)	(18,872)	21.0	(66,065)	(56,386)	17.2
Pension and healthcare plans	(4,609)	(4,613)	(4,302)	7.1	(14,036)	(12,968)	8.2
Materials and supplies	(342	(687)	(692	(50.6)	(1,384)	(1,609)	(14.0)
Third-party services	(12,166)	(10,537)	(9,105)	33.6	(32,780)	(24,447)	34.1
Depreciation and amortization	(8,552)	(8,544	(8,087)	5.7	(25,492)	(23,088)	10.4
Provisions and reversals	(817)	(1,741)	(1,441)	(43.3)	(7,794)	(3,843)	102.8
Other cost and expenses	(8,067)	(5,515	(8,087)	(0.2	(21,358)	(17,392)	22.8
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	22,944	24,298	20,918	9.7	67,881	64,408	5.4
FINANCIAL RESULTS	(4,068)	(2,337)	453	-	(10,374)	995	-
Income tax and social contribution on profit	2,232	4,314	949	135.2	11,150	2,244	396.9
Deferred income tax and social contribution on profit	(6,300)	(6,651)	(496)	-	(21,524)	(1,249	-
OPERATIONAL EXPENSES / INCOME	18,876	21,961	21,371	(11.7)	57,507	65,403	(12.1)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(6,220)	(7,191)	(7,112)	(12.5)	(18,912)	(21,975)	(13.9)
Income tax and social contribution on profit	(7,402)	(6,772)	(8,616)	(14.1)	(22,372)	(24,319	(8.0)
Deferred income tax and social contribution on profit	1,182	(419)	1,504	(21.4)	3,460	2,344	47.6
NET INCOME (LOSS)	12,656	14,770	14,259	(11.2)	38,595	43,428	(11.1)
EBITDA	31,496	32,842	29,005	8.6	93,373	87,496	6.7

subject to rounding.

Earnings Release 3Q16

Exhibit III – Financial Statements by Company

Balance Sheet by Company

										R$' 000
Assets - Sep-16	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,372,851	2,532,912	79,793	107,267	81,888	363,141	335,190	518,809	(509,958	4,881,893
Cash and cash equivalents	753,600	307,973	6,827	35,003	45,018	19,069	240,139	10,077	-	1,417,706
Bonds and securities	10,488	-	-	-	-	325,349	1,204	183	-	337,224
Collaterals and escrow accounts	-	1,329	-	216	-	-	-	127	-	1,672
Customers	417,177	1,757,882	41,096	57,712	23,576	452	60,045	-	(59,255	2,298,685
Dividends receivable	30,791	-	-	-	-	-	8,719	399,829	(411,543	27,796
Account receivable related to concession	17,585	-	-	-	-	-	-	-	-	17,585
Accounts receivable related to the concession compensation	-	-	-	-	-	-	-	-	-	-
Other current receivables	82,570	209,443	4,091	10,768	3,962	10,756	6,536	12,027	(4,003	336,150
Inventories	27,022	98,252	11,634	2,056	-	-	-	-	-	138,964
Income tax and social contribution	-	61,270	11,128	530	6	6,171	3,926	56,777	-	139,808
Other current recoverable taxes	20,498	53,447	4,970	422	-	1,344	819	162	-	81,662
Prepaid expenses	11,372	19,614	-	560	9,326	-	254	-	-	41,126
Related parties	1,748	23,702	47	-	-	-	13,548	39,627	(35,157	43,515
NON-CURRENT	13,434,895	7,221,321	722,779	390,923	641,444	388,516	2,664,311	16,939,432	(16,787,931	25,615,690
Long Term Assets	3,243,289	1,818,583	70,741	87,136	38,299	2,380	134,084	2,013,152	(131,357	7,276,307
Bonds and securities	89,992	1,421	-	6,495	-	-	91,333	-	-	189,241
Collaterals and escrow accounts	-	77,101	-	-	-	-	-	-	-	77,101
Customers	474	66,440	36,407	-	-	-	-	-	-	103,321
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,476,618	-	1,476,618
Judicial deposits	73,126	386,200	9,190	36,832	78	2,380	234	84,319	-	592,359
Account receivable related to concession	2,913,806	587,484	-	19,183	-	-	-	-	-	3,520,473
Accounts receivable related to the concession extension	59,339	-	-	-	-	-	-	-	-	59,339
Other receivables	15,932	25,835	81	1,860	-	-	-	-	-	43,708
Income tax and social contribution	600	15,859	-	-	-	-	-	149,212	-	165,671
Deferred income tax and social contribution	-	610,808	16,723	22,613	26,399	-	-	46,582	-	723,125
Other recoverable taxes	72,528	47,435	8,340	-	-	-	-	15	-	128,318
Prepaid Expenses	17,492	-	-	153	11,822	-	-	-	-	29,467
Receivables from subsidiaries	-	-	-	-	-	-	42,517	256,406	(131,357	167,566
Investments	3,949,933	1,374	-	-	-	-	939,820	14,922,538	(17,062,993	2,750,672
Property, Plant and Equipment, net	6,140,411	-	633,766	-	419,087	385,865	1,589,800	577	-	9,169,506
Intangible Assets	101,262	5,401,364	18,272	303,787	184,058	271	607	3,165	406,419	6,419,205
TOTAL	14,807,746	9,754,233	802,572	498,190	723,332	751,657	2,999,501	17,458,241	(17,297,889	30,497,583
¹ Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

Earnings Release 3Q16

										R$' 000
Assets - Dec-15	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif.	Consolidado
CURRENT	1,334,755	4,155,554	179,898	103,579	75,004	674,778	233,072	793,344	(616,587)	6,933,397
Cash and cash equivalents	654,438	416,086	122,667	29,321	41,655	132,854	58,053	25,653	-	1,480,727
Bonds and securities	11,826	165	-	-	-	329,747	64,368	168	-	406,274
Collaterals and escrow accounts	-	1,717	-	151	-	-	-	132	-	2,000
Customers	397,151	2,353,136	25,486	62,125	21,187	186,707	32,530	-	(45,495)	3,032,827
Dividends receivable	93,645	-	-	-	-	-	12,079	488,187	(553,566)	40,345
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	111,663	-	111,663
Sectorial financial assets	-	910,759	-	-	-	-	-	-	-	910,759
Account receivable related to concession	9,162	-	-	-	-	-	-	-	-	9,162
Accounts receivable related to the concession compensation	-	-	-	-	-	-	-	-	-	-
Other current receivables	109,590	272,652	4,278	714	2,951	24,422	49,950	13,018	(2,686)	474,889
Inventories	26,773	89,343	12,784	2,118	-	-	-	-	-	131,018
Income tax and social contribution	-	20,592	10,864	7,088	-	-	1,624	154,076	-	194,244
Other current recoverable taxes	14,214	49,988	3,768	1,632	-	1,048	75	-	-	70,725
Prepaid expenses	17,956	21,634	51	430	9,211	-	-	-	-	49,282
Receivables from subsidiaries	-	19,482	-	-	-	-	14,393	447	(14,840)	19,482
NON-CURRENT	10,701,929	6,559,712	589,419	377,724	668,250	373,729	1,700,975	16,160,380	(15,117,858)	22,014,260
Long Term Assets	1,436,140	1,426,826	59,031	71,016	46,070	680	85,597	2,016,306	(189,874)	4,951,792
Bonds and securities	83,361	1,289	-	6,467	-	-	-	-	-	91,117
Collaterals and escrow accounts	-	86,137	-	-	-	-	-	-	-	86,137
Customers	2,055	40,676	32,331	-	-	-	-	-	-	75,062
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,271,579	-	1,271,579
Judicial deposits	59,885	352,712	7,775	31,254	52	680	157	267,412	-	719,927
Sectorial financial assets	-	134,903	-	-	-	-	-	-	-	134,903
Account receivable related to concession	920,673	424,140	-	13,638	-	-	-	-	-	1,358,451
Accounts receivable related to the concession extension	219,556	-	-	-	-	-	-	-	-	219,556
Other receivables	12,531	19,083	-	-	-	-	-	-	-	31,614
Income tax and social contribution	573	14,969	-	-	-	-	-	79,144	-	94,686
Other recoverable taxes	69,351	307,152	13,262	19,504	27,373	-	-	100,920	-	537,562
Deferred income tax and social contribution	61,460	45,765	5,663	-	-	-	-	14	-	112,902
Advances to suppliers	6,695	-	-	153	18,645	-	-	-	-	25,493
Receivables from subsidiaries	-	-	-	-	-	-	85,440	297,237	(189,874)	192,803
Investments	2,979,400	1,374	-	-	-	-	447,619	14,140,573	(15,344,256)	2,224,710
Property, Plant and Equipment, net	6,208,220	-	512,068	-	431,693	372,728	1,167,518	455	-	8,692,682
Intangible Assets	78,169	5,131,512	18,320	306,708	190,487	321	241	3,046	416,272	6,145,076
TOTAL	12,036,684	10,715,266	769,317	481,303	743,254	1,048,507	1,934,047	16,953,724	(15,734,445)	28,947,657
¹ Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

Earnings Release 3Q16

										R$' 000
Liabilities - Sep-16	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,176,905	2,519,112	116,683	98,027	151,766	54,835	201,232	825,236	(511,670)	4,632,126
Social charges and accruals	62,055	161,027	20,384	8,574	354	281	3,525	5,131	-	261,331
Associated companies and parent company	4,180	2,482	8,259	-	-	-	20,237	-	(35,158)	-
Suppliers	191,337	828,248	56,258	51,603	3,289	20,556	116,118	2,225	(63,248)	1,206,386
Income Tax and Social Contribution payable	76,907	-	2,254	8,081	7,719	-	2,812	-	-	97,773
Other taxes	77,090	111,810	6,362	6,774	1,967	3,270	2,946	1,086	-	211,305
Loans and financing	96,887	294,278	5,923	-	-	-	28,795	421,618	(1,721)	845,780
Debentures	91,407	561,931	6,245	21,656	40,490	-	19,869	391,011	-	1,132,609
Dividends payable	347,363	5,000	7,999	-	32,234	30,717	4,044	3,319	(411,543)	19,133
Post employment benefits	10,846	30,537	1,653	-	-	-	24	161	-	43,221
Customer charges due	11,110	133,247	-	-	-	-	-	-	-	144,357
Research and development and energy efficiency	46,167	107,566	-	-	5,818	1	-	-	-	159,552
Payables related to concession	4,086	-	-	-	57,947	-	-	-	-	62,033
Sectorial financial liabilities	-	193,402	-	-	-	-	-	-	-	193,402
Other accounts payable	157,470	89,584	1,346	1,339	1,948	10	2,862	685	-	255,244
NON-CURRENT	4,919,752	2,611,986	232,621	58,166	499,513	19,791	1,238,458	1,348,405	(672,433)	10,256,259
Associated companies and parent company	-	-	-	-	-	-	585,236	-	(585,236)	-
Suppliers	5,923	-	-	-	-	-	-	-	-	5,923
Deferred income tax and social contribution	212,171	-	-	-	-	-	-	-	-	212,171
Tax liabilities	140,801	87,008	5,360	-	-	2,474	240	1,646	-	237,529
Loans and financing	1,745,425	503,863	17,485	-	-	-	361,748	558,909	(87,118)	3,100,312
Debentures	1,982,832	499,983	170,353	44,677	40,648	-	278,449	665,727	-	3,682,669
Post-employment benefits	170,699	403,296	25,291	4,221	-	-	2,963	9,583	-	616,053
Research and development and energy efficiency	65,158	222,408	-	-	-	17,317	-	-	-	304,883
Payables related to the concession	43,100	-	-	-	458,865	-	-	-	-	501,965
Sectorial financial liabilities	-	165,205	-	-	-	-	-	-	-	165,205
Other payables	46,688	-	-	8,517	-	-	9,768	-	(79)	64,894
Tax, social security, labor and civil provisions	506,955	730,223	14,132	751	-	-	54	112,540	-	1,364,655
EQUITY	8,711,089	4,623,135	453,268	341,997	72,053	677,031	1,559,811	15,284,600	(16,113,786)	15,609,198
Attributable to controlling shareholders	8,711,089	4,623,135	453,268	341,997	72,053	677,031	1,559,811	15,284,600	(16,438,386)	15,284,598
Capital	4,429,898	4,176,841	316,097	220,966	35,503	707,440	923,339	6,910,000	(10,810,084)	6,910,000
Advance for Future Capital Increase	909,500	-	-	-	-	-	608,292	-	(1,517,792)	-
Equity valuation adjustments	958,756	75,990	8,309	(538)	256	-	7,563	1,063,224	(1,050,337)	1,063,223
Legal Reserves	382,670	167,490	14,754	22,391	7,101	35,441	1,489	744,784	(631,336)	744,784
Retained earnigs	867,876	432,825	75,513	52,902	-	-	14,294	5,413,573	(1,443,411)	5,413,572
Additional proposed dividends	-	-	-	-	-	-	-	-	-	-
Accrued earnings (losses)	1,162,389	(230,011)	38,595	46,276	29,193	(65,850)	4,834	1,153,019	(985,426)	1,153,019
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	324,600	324,600
TOTAL	14,807,746	9,754,233	802,572	498,190	723,332	751,657	2,999,501	17,458,241	(17,297,889)	30,497,583
¹ Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

Earnings Release 3Q16

										R$' 000
Liabilities - Dec/15	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,350,330	2,653,747	45,203	137,886	165,641	173,421	438,142	442,214	(617,466)	4,789,118
Social charges and accruals	54,234	158,281	20,105	7,063	240	195	2,846	15,437	-	258,401
Associated companies and parent company	-	-	-	-	-	-	14,839	-	(14,839)	-
Suppliers	395,038	988,683	11,062	98,100	4,551	9,712	151,553	2,601	(48,174)	1,613,126
Income Tax and Social Contribution payable	177,269	65,632	-	-	19,798	47,138	2,079	-	-	311,916
Other taxes	108,289	182,658	3,833	7,858	1,793	751	3,150	32,616	-	340,948
Loans and financing	111,910	101,141	5,914	-	-	-	28,692	61,788	(887)	308,558
Debentures	95,580	523,967	1,778	18,878	40,490	-	223,815	19,497	-	924,005
Dividends payable	292,813	133,950	-	5,479	34,093	115,359	7,857	310,022	(553,566)	346,007
Post employment benefits	11,041	30,722	1,521	-	-	-	18	21	-	43,323
Customer charges due	16,036	261,422	-	-	-	-	-	-	-	277,458
Research and development and energy efficiency	49,321	113,524	-	-	4,900	136	-	-	-	167,881
Payables related to concession	3,839	-	-	-	57,947	-	-	-	-	61,786
Other accounts payable	34,960	93,767	990	508	1,829	130	3,293	232	-	135,709
NON-CURRENT	3,780,935	2,457,846	227,140	47,696	503,612	16,847	480,024	2,265,783	(205,822)	9,574,061
Associated companies and parent company	-	-	11,900	-	-	-	90,368	-	(102,268)	-
Suppliers	5,923	-	-	-	-	-	-	-	-	5,923
Deferred income tax and social contribution	-	-	-	-	-	-	214	-	-	214
Tax liabilities	170,690	79,343	4,765	-	-	841	168	1,466	-	257,273
Loans and financing	1,732,304	770,722	21,624	-	-	-	377,987	969,412	(103,547)	3,768,502
Debentures	995,175	499,411	160,380	37,341	71,026	-	-	996,590	-	2,759,923
Post-employment benefits	152,831	365,049	19,849	4,221	-	-	1,592	7,795	-	551,337
Research and development and energy efficiency	50,665	164,441	-	-	-	16,006	-	-	-	231,112
Payables related to the concession	41,293	-	-	-	432,586	-	-	-	-	473,879
Other payables	15,865	-	-	5,409	-	-	9,695	-	(7)	30,962
Tax, social security, labor and civil provisions	616,189	578,880	8,622	725	-	-	-	290,520	-	1,494,936
EQUITY	6,905,419	5,603,673	496,974	295,721	74,001	858,239	1,015,881	14,245,727	(14,911,157)	14,584,478
Attributable to controlling shareholders	6,905,419	5,603,673	496,974	295,721	74,001	858,239	1,015,881	14,245,727	(15,249,907)	14,245,728
Capital	4,334,865	3,342,841	304,198	220,966	35,503	707,439	644,032	6,910,000	(9,589,844)	6,910,000
Advance for Future Capital Increase	95,033	834,000	-	-	-	-	408,734	-	(1,337,767)	-
Reservas de capital	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	1,072,427	75,990	8,308	(538)	256	-	7,939	1,177,372	(1,164,382)	1,177,372
Legal Reserves	382,668	167,490	14,754	22,391	7,101	35,441	1,847	744,783	(631,691)	744,784
Retained earnigs	867,876	1,052,826	145,513	52,902	31,141	-	26,477	5,413,572	(2,176,735)	5,413,572
Additional proposed dividends	152,550	130,526	24,201	-	-	115,359	96	-	(422,732)	-
Accrued earnings (losses)	-	-	-	-	-	-	(73,244)	-	73,244	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	338,750	338,750
TOTAL	12,036,684	10,715,266	769,317	481,303	743,254	1,048,507	1,934,047	16,953,724	(15,734,445)	28,947,657
¹ Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

Earnings Release 3Q16

Income Statement by Company

											R$' 000
Income Statement 3Q16	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
	Generation	Transmission
NET OPERATING INCOME	624,460	(70,091)	2,163,995	80,329	127,033	68,797	327	52,230	-	(139,884)	2,907,196
Electricity sales to final customers	155,770	-	915,304	-	-	-	-	1,030	-	(806)	1,071,298
Electricity sales to distributors	459,921	-	183,664	-	-	68,797	327	51,200	-	(79,896)	684,013
Use of the main distribution and transmission grid	-	(166,037)	697,649	-	-	-	-	-	-	(28,209)	503,403
Construction revenue	-	93,384	263,004	-	5,832	-	-	-	-	-	362,220
Telecommunications	-	-	-	71,281	-	-	-	-	-	(7,922)	63,359
Distribution of piped gas	-	-	-	-	120,924	-	-	-	-	(2,089)	118,835
Sectorial assets and liabilities result	-	-	64,355	-	-	-	-	-	-	-	64,355
Other operating revenues	8,769	2,562	40,019	9,048	277	-	-	-	-	(20,962)	39,713
OPERATING COSTS AND EXPENSES	(309,606)	(150,847)	(2,145,881)	(57,385)	(94,569)	(24,368)	(27,611)	(30,747)	(26,991)	139,939	(2,728,065)
Energy purchased for resale	(12,274)	-	(1,231,983)	-	-	(7,641)	-	(1,735)	-	79,900	(1,173,733)
Charges of the main distribution and transmission grid	(72,360)	-	(146,391)	-	-	(2,893)	(5,907)	(3,563)	-	27,236	(203,878)
Personnel and management	(42,027)	(24,396)	(174,289)	(22,832)	(8,851)	(821)	(550)	(6,188)	(6,056)	-	(286,010)
Private pension and health plans	(11,223)	(6,132)	(44,052)	(4,609)	(677)	(21)	(73)	(783)	1,235	-	(66,335)
Materials	(3,155)	(1,229)	(13,633)	(342)	(544)	(62)	(77)	(122)	(290)	-	(19,454)
Raw material and supplies - energy production	(5,652)	-	-	-	-	-	(2,802)	-	-	2,089	(6,365)
Natural gas and supplies for gas business	-	-	-	-	(64,471)	-	-	-	-	-	(64,471)
Third-party services	(22,537)	(5,381)	(93,719)	(12,166)	(5,147)	(2,718)	(10,359)	(2,864)	(9,220)	27,911	(136,200)
Depreciation and amortization	(68,013)	(851)	(69,973)	(8,552)	(6,287)	(6,723)	(6,692)	(11,974)	(296)	-	(179,361)
Provisions and reversals	(25,716)	(5,046)	(73,045)	(817)	(754)	-	-	(85)	(2,740)	52	(108,151)
Construction cost	-	(104,685)	(263,004)	-	(5,832)	-	-	-	-	-	(373,521)
Other operating costs and expenses	(46,649)	(3,127)	(35,7920	(8,067)	(2,006)	(3,489)	(1,151)	(3,433)	(9,624)	2,751	(110,586)
EQUITY IN EARNINGS OF SUBSIDIARIES	4,647	49,085	-	-	-	-	-	12,461	(38,060)	41,026	69,159
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	319,501	(171,853)	18,114	22,944	32,464	44,429	(27,284)	33,944	(65,051)	41,081	248,290
FINANCIAL RESULTS	(77,647)	(34,228)	(29,566)	(4,068)	2,793	(17,050)	4,235	(9,284)	(47,657)	-	(212,472)
Financial income	18,467	7,765	83,979	2,232	3,309	1,039	4,564	10,041	32,766	(154)	164,008
Financial expenses	(96,114)	(41,993)	(113,545)	(6,300)	(516)	(18,089)	(329)	(19,325)	(80,423)	154	(376,480)
OPERATIONAL EXPENSES / INCOME	241,854	(206,081)	(11,452)	18,876	35,257	27,379	(23,049)	24,660	(112,708)	41,081	35,818
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(77,219)	86,344	(115,183)	(6,220)	(12,300)	(9,304)	-	(2,581)	25,591	-	(110,872)
NET INCOME	164,635	(119,737)	(126,635)	12,656	22,957	18,075	(23,049)	22,079	(87,117)	41,081	(75,054)
Attributed to controlling shareholders	164,635	(119,736)	(126,635)	12,656	11,708	12,652	(18,439)	22,079	(87,117)	-	(87,116)
Attributed to non-controlling interest	-	-	-	-	11,249	5,423	(4,610)	-	-	-	12,062
EBITDA	387,514	(171,002)	88,087	31,496	38,751	51,152	(20,592)	45,918	(64,755)	41,081	427,651
¹ Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

Earnings Release 3Q16

R$'000
Income Statement 3Q15	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
	Generation	Transmission
NET OPERATING INCOME	468,689	127,272	2,136,489	71,504	348,921	59,985	286,553	63,180	-	(317,405)	3,245,188
Electricity sales to final customers	138,288	-	1,272,494	-	-	-	-	-	-	(1,196)	1,409,586
Electricity sales to distributors	349,285	-	64,491	-	-	59,985	286,553	63,180	-	(72,304)	751,190
Use of the main distribution and transmission grid	(5,027)	59,871	609,793	-	-	-	-	-	-	(23,023)	641,614
Construction revenue	(13,072)	55,770	224,453	-	15,333	-	-	-	-	-	282,484
Telecommunications	-	-	-	61,873	-	-	-	-	-	(7,095)	54,778
Distribution of piped gas	-	-	-	-	333,588	-	-	-	-	(192,745)	140,843
Sectorial assets and liabilities result	-	-	(59,678)	-	-	-	-	-	-	-	(59,678)
Other operating revenues	(785)	11,631	24,936	9,631	-	-	-	-	-	(21,042)	24,371
OPERATING COSTS AND EXPENSES	(285,438)	(123,746)	(2,289,454)	(50,586)	(353,364)	(30,930)	(277,704)	(51,742)	(37,769)	317,370	(3,183,363)
Energy purchased for resale	(51,210)	-	(1,428,080)	-	-	(14,002)	-	(26,360)	-	71,763	(1,447,889)
Charges of the main distribution and transmission grid	(65,690)	-	(160,636)	-	-	(3,114)	(5,385)	(3,020)	-	21,086	(216,759)
Personnel and management	(35,793)	(17,943)	(150,365)	(18,872)	(8,402)	(722)	(769)	(4,254)	(16,770)	-	(253,890)
Private pension and health plans	(9,697)	(4,525)	(40,966)	(4,302)	(580)	-	(66)	(464)	(2,111)	-	(62,711)
Materials	(2,885)	(806)	(14,285)	(692)	(493)	(141)	(78)	(46)	(147)	-	(19,573)
Raw material and supplies - energy production	(7,433)	-	-	-	-	-	(240,063)	-	-	192,530	(54,966)
Natural gas and supplies for gas business	-	-	-	-	(298,099)	-	-	-	-	-	(298,099)
Third-party services	(17,365)	(5,192)	(90,274)	(9,105)	(4,472)	(3,258)	(16,529)	(2,154)	(3,805)	27,782	(124,372)
Depreciation and amortization	(66,365)	(1,209)	(67,508)	(8,087)	(5,791)	(6,710)	(7,515)	(12,860)	(2,201)	-	(178,246)
Provisions and reversals	8,381	(19,889)	(63,559)	(1,441)	(15,396)	-	-	-	(1,334)	(209)	(93,447)
Construction cost	9,226	(71,701)	(224,453)	-	(15,333)	-	-	-	-	-	(302,261)
Other operating costs and expenses	(46,607)	(2,481)	(49,328)	(8,087)	(4,798)	(2,983)	(7,299)	(2,584)	(11,401)	4,418	(131,150)
EQUITY IN EARNINGS OF SUBSIDIARIES	30,499	27,303	-	-	-	-	-	20,482	124,533	(143,725)	59,092
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	213,750	30,829	(152,965)	20,918	(4,443)	29,055	8,849	31,920	86,764	(143,760)	120,917
FINANCIAL RESULTS	(96,672)	82,309	43,658	453	(421)	(24,330)	24,003	(17,878)	(18,211)	(172)	(7,261)
Financial income	(67,268)	86,857	109,894	949	2,126	829	24,429	2,551	60,820	(972)	220,215
Financial expenses	(29,404)	(4,548)	(66,236)	(496)	(2,547)	(25,159)	(426)	(20,429)	(79,031)	800	(227,476)
OPERATIONAL EXPENSES / INCOME	117,078	113,138	(109,307)	21,371	(4,864)	4,725	32,852	14,042	68,553	(143,932)	113,656
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(38,775)	(19,330)	36,174	(7,112)	1,620	(2,107)	(9,717)	(2,032)	19,056	-	(22,223)
NET INCOME	78,303	93,808	(73,133)	14,259	(3,244)	2,618	23,135	12,010	87,609	(143,932)	91,433
Attributed to controlling shareholders	704,463	-	98,199	43,428	9,404	4,232	222,692	(89,410)	796,916	-	87,609
Attributed to non-controlling interest	-	-	-	-	9,035	1,814	55,674	-	-	-	3,824
EBITDA	280,115	32,038	(85,457)	29,005	1,348	35,765	16,364	44,780	88,965	(143,760)	299,163
¹ Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

Earnings Release 3Q16

R$'000
Income Statement 9M16	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission
NET OPERATING INCOME	1,808,220	1,251,011	5,971,695	236,790	432,210	193,536	57,432	158,841	-	(434,345)	9,675,390
Electricity sales to final customers	441,614	-	3,691,299	-	-	-	-	1,030	-	(2,969)	4,130,974
Electricity sales to distributors	1,340,057	-	474,367	-	-	193,536	57,432	157,811	-	(228,239)	1,994,964
Use of the main distribution and transmission grid (TUSD/ TUST)	-	958,551	2,266,034	-	-	-	-	-	-	(75,637)	3,148,948
Construction revenue	-	286,263	629,198	-	19,204	-	-	-	-	-	934,665
Telecommunications	-	-	-	210,207	-	-	-	-	-	(22,858)	187,349
Distribution of piped gas	-	-	-	-	412,729	-	-	-	-	(43,726)	369,003
Sectoral assets and liabilities result	-	-	(1,190,132)	-	-	-	-	-	-	-	(1,190,132)
Other operating revenues	26,549	6,197	100,929	26,583	277	-	-	-	-	(60,916)	99,619
OPERATING COSTS AND EXPENSES	(893,446)	(398,207)	(6,286,491)	(168,909)	(363,184)	(73,397)	(145,292)	(91,967)	103,252	434,418	(7,883,223)
Energy purchased for resale	(49,058)	-	(3,580,004)	-	-	(24,734)	-	(1,806)	-	228,225	(3,427,377)
Charges of the main distribution and transmission grid	(202,845)	-	(516,545)	-	-	(7,694)	(16,584)	(10,783)	-	72,897	(681,554)
Personnel and management	(127,190)	(65,620)	(519,356)	(66,065)	(25,865)	(2,467)	(1,927)	(16,031)	(21,992)	-	(846,513)
Private pension and health plans	(31,220)	(15,956)	(121,732)	(14,036)	(1,983)	(65)	(219)	(2,982)	(4,170)	-	(192,363)
Materials	(9,324)	(3,589)	(46,224)	(1,384)	(1,348)	(219)	(309)	(227)	(474)	-	(63,098)
Raw material and supplies - energy production	(16,646)	-	-	-	-	-	(51,657)	-	-	43,726	(24,577)
Natural gas and supplies for gas business	-	-	-	-	(264,236)	-	-	-	-	-	(264,236)
Third-party services	(62,450)	(15,935)	(266,033)	(32,780)	(14,083)	(8,722)	(53,681)	(13,450)	(17,165)	81,742	(402,557)
Depreciation and amortization	(206,728)	(2,021)	(205,149)	(25,492)	(18,215)	(20,159)	(17,552)	(35,919)	(873)	-	(532,108)
Provisions and reversals	(32,413)	(8,219)	(291,434)	(7,794)	(1,459)	-	-	(127)	176,407	72	(164,967)
Construction cost	-	(278,623)	(629,198)	-	(19,204)	-	-	-	-	-	(927,025)
Other operating costs and expenses	(155,572)	(8,244)	(110,816)	(21,358)	(16,791)	(9,337)	(3,363)	(10,642)	(28,481)	7,756	(356,848)
EQUITY IN EARNINGS OF SUBSIDIARIES	7,414	93,005	-	-	-	-	-	43,367	944,348	(914,266)	173,868
OPERATIONAL EXPENSES / INCOME	922,188	945,809	(314,796)	67,881	69,026	120,139	(87,860)	110,241	1,047,600	(914,193)	1,966,035
FINANCIAL RESULTS	(245,041)	(93,732)	147,647	(10,374)	2,389	(75,935)	22,010	(35,441)	45,892	-	(242,585)
Income tax and social contribution on profit	47,738	12,558	423,112	11,150	10,839	2,878	23,141	23,150	271,127	(1,496)	824,197
Deferred income tax and social contribution on profit	(292,779)	(106,290)	(275,465)	(21,524)	(8,450)	(78,813)	(1,131)	(58,591)	(225,235)	1,496	(1,066,782)
EARNINGS BEFORE INCOME TAXES	677,147	852,077	(167,149)	57,507	71,415	44,204	(65,850)	74,800	1,093,492	(914,193)	1,723,450
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(222,175)	(258,331)	(62,863)	(18,912)	(25,139)	(15,012)	-	(9,262)	(54,143)	-	(665,837)
NET INCOME	454,972	593,746	(230,012)	38,595	46,276	29,192	(65,850)	65,538	1,039,349	(914,193)	1,057,613
Attributed to controlling shareholders	454,972	593,746	(230,012)	38,595	23,601	20,434	(52,681)	65,538	1,039,349	-	1,039,349
Attributed to non-controlling interest	-	-	-	-	22,675	8,758	(13,169)	-	-	-	18,264
EBITDA	1,128,916	947,830	(109,647)	93,373	87,241	140,298	(70,308)	146,160	1,048,473	(914,193)	2,498,143
¹ Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

Earnings Release 3Q16

R$'000
Income Statement 9M15	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission
NET OPERATING INCOME	1,833,992	330,462	7,217,318	204,141	1,228,211	175,343	1,406,826	120,501	-	(1,125,666)	11,391,128
Electricity sales to final customers	424,333	-	3,737,614	-	-	-	-	-	-	(3,203)	4,158,744
Electricity sales to distributors	1,390,849	-	204,625	-	-	175,343	1,406,822	120,501	-	(212,324)	3,085,816
Use of the main distribution and transmission grid (TUSD/ TUST)	-	179,605	1,598,813	-	-	-	-	-	-	(61,067)	1,717,351
Construction revenue	-	136,782	626,758	-	60,138	-	-	-	-	-	823,678
Telecommunications	-	-	-	174,789	-	-	-	-	-	(21,106)	153,683
Distribution of piped gas	-	-	-	-	1,168,073	-	-	-	-	(766,553)	401,520
Sectoral assets and liabilities result	-	-	979,343								979,343
Other operating revenues	18,810	14,075	70,165	29,352	-	-	4	-	-	(61,413)	70,993
OPERATING COSTS AND EXPENSES	(1,257,322)	(310,949)	(7,241,236)	(139,733)	(1,200,175)	(90,474)	(1,029,227)	(169,494)	(109,295)	1,129,798	(10,418,107)
Energy purchased for resale	(292,270)	-	(4,777,595)	-	-	(44,801)	-	(112,289)	-	211,696	(5,015,259)
Charges of the main distribution and transmission grid	(186,231)	-	(464,947)	-	-	(7,482)	(14,777)	(7,907)	-	57,877	(623,467)
Personnel and management	(109,815)	(52,408)	(439,131)	(56,386)	(23,088)	(2,219)	(1,804)	(13,460)	(49,349)	-	(747,660)
Private pension and health plans	(28,835)	(13,856)	(123,506)	(12,968)	(1,684)	-	(196)	(1,465)	(6,099)	-	(188,609)
Materials	(9,005)	(2,518)	(42,385)	(1,609)	(1,328)	(222)	(173)	(143)	(416)	-	(57,799)
Raw material and supplies - energy production	(21,089)	-	-	-	-	-	(934,478)	-	-	767,547	(188,020)
Natural gas and supplies for gas business	-	-	-	-	(1,054,077)	-	-	-	-	-	(1,054,077)
Third-party services	(60,545)	(14,991)	(262,462)	(24,447)	(12,750)	(8,293)	(43,695)	(4,708)	(9,035)	82,962	(357,964)
Depreciation and amortization	(206,653)	(2,620)	(182,968)	(23,088)	(15,513)	(20,128)	(24,832)	(23,189)	(4,364)	-	(503,355)
Provisions and reversals	(213,915)	(37,293)	(210,338)	(3,843)	(15,827)	401	-	-	(20,283)	3,959	(497,139)
Construction cost	-	(177,444)	(626,758)	-	(60,138)	-	-	-	-	-	(864,340)
Other operating costs and expenses	(128,964)	(9,819)	(111,146)	(17,392)	(15,770)	(7,730)	(9,272)	(6,333)	(19,749)	5,757	(320,418)
EQUITY IN EARNINGS OF SUBSIDIARIES	167,019	101,337	-	-	-	-	-	(12,966)	892,479	(996,968)	150,901
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	743,689	120,850	(23,918)	64,408	28,036	84,869	377,599	(61,959)	783,184	(992,836)	1,123,922
FINANCIAL RESULTS	(38,496)	100,179	179,500	995	1,026	(74,968)	41,737	(24,353)	(31,195)	(172)	154,253
Income tax and social contribution on profit	33,524	106,911	370,245	2,244	7,390	1,828	45,560	10,180	171,828	(984)	748,726
Deferred income tax and social contribution on profit	(72,020)	(6,732)	(190,745)	(1,249)	(6,364)	(76,796)	(3,823)	(34,533)	(203,023)	812	(594,473)
EARNINGS BEFORE INCOME TAXES	705,193	221,029	155,582	65,403	29,062	9,901	419,336	(86,312)	751,989	(993,008)	1,278,175
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(181,608)	(40,151)	(57,383)	(21,975)	(10,623)	(3,855)	(140,970)	(3,098)	44,927	-	(414,736)
NET INCOME	523,585	180,878	98,199	43,428	18,439	6,046	278,366	(89,410)	796,916	(993,008)	863,439
Attributed to controlling shareholders	523,585	180,878	-	-	-	-	-	-	-	-	-
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-
EBITDA	950,342	123,470	159,050	87,496	43,549	104,997	402,431	(38,770)	787,548	(992,836)	1,627,277
¹ Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.